SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 30, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE CVM - SECURITIES EXCHANGE COMMISSION ITR - QUARTERLY INFORMATION 09/30/2010 COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Legislation

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01        - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY’S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80
4 - State Registration Number - NIRE 35300016831

01.02        - HEAD OFFICE

1 - ADDRESS Rua Costa Carvalho, 300			2 - SUBURB OR DISTRICT Pinheiros
3 - POSTAL CODE 05429-900	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03         - INVESTOR RELATIONS OFFICER (Company’s Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 - ADDRESS Rua Costa Carvalho, 300			3 - SUBURB OR DISTRICT Pinheiros
4 - POSTAL CODE 05429-900	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388-8247	9 - TELEPHONE 3388-8386	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04         - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 -BEGINNING	2 - END	3 - QUARTER	4 -BEGINNING	5 - END	6 - QUARTER	7 -BEGINNING	8 - END
01/01/2010	12/31/2010	3	07/01/2010	09/30/2010	2	04/01/2010	06/30/2010
9 - INDEPENDENT ACCOUNTANT PRICEWATERHOUSECOOPERS INDEPENDENT AUDITORS						10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE VALDIR RENATO COSCODAI						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 031.065.768-71

Page: 1

01.05         - CAPITAL COMPOSITION

NUMBER OF SHARES

(thousand)	1 - CURRENT QUARTER 09/30/2010	2 - PRIOR QUARTER 06/30/2010	3 - SAME QUARTER IN PRIOR YEAR 09/30/2009

Paid-up Capital

1 - Common	227,836	227,836	227,836
2 - Preferred	0	0	0
3 - Total	227,836	227,836	227,836

Treasury Shares

4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06        - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water Capture, Treatment and Distribution; Sewage Collection and Treatment
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07         - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08        - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

Page: 2

01.09        - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF THE ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (Reais)

01.10         - INVESTOR RELATIONS OFFICER

1 - Date 11/12/2010	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 09/30/2010	4 - 06/30/2010
1	Total assets	23,536,912	22,879,162
1.01	Current assets	3,420,418	3,138,500
1.01.01	Cash and cash equivalents	1,365,038	1,046,840
1.01.01.01	Cash & Cash Equivalents	1,365,038	1,046,840
1.01.02	Receivables	1,192,051	1,239,243
1.01.02.01	Trade accounts receivable	1,040,653	1,083,895
1.01.02.02	Sundry receivables	151,398	155,348
1.01.02.02.01	Balances & Transactions with Related Parties	151,398	155,348
1.01.03	Inventories	29,994	31,101
1.01.03.01	Storeroom supplies - operations	29,994	31,101
1.01.04	Other	833,335	821,316
1.01.04.01	Taxes Recoverable	10,357	4,773
1.01.04.02	Deferred Income Taxes & Social Contribution	276,831	263,369
1.01.04.03	Agreement with Sao Paulo City Hall	151,295	172,174
1.01.04.04	Cef - Debêntures	337,846	330,587
1.01.04.05	Other receivables	57,006	50,413
1.02	Noncurrent assets	20,116,494	19,740,662
1.02.01	Long-term assets	2,134,639	2,122,317
1.02.01.01	Sundry receivables	2,134,639	2,122,317
1.02.01.01.01	Trade accounts receivable	351,499	270,484
1.02.01.01.02	Balances & Transactions with Related Parties	921,983	934,208
1.02.01.01.03	Indemnities receivable	146,213	146,213
1.02.01.01.04	Escrow deposits	41,804	47,682
1.02.01.01.05	Deferred Income Tax & Social Contribution	568,671	620,858
1.02.01.01.06	Other receivables	104,469	102,872
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	17,981,855	17,618,345
1.02.02.01	Investments	4,596	4,110
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In affiliated companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	3,276	3,390
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	600	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	8,903,140	15,969,828

Page: 4

1 - Code	2 - Description	3 - 09/30/2010	4 - 06/30/2010
1.02.02.02.01	Property, plant and equipment	5,845,062	11,672,056
1.02.02.02.02	Construction in progress	3,058,078	4,297,772
1.02.02.03	Intangible	9,074,119	1,644,407
1.02.02.04	Deferred charges	0	0

Page: 5

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 09/30/2010	4 - 06/30/2010
2	Total liabilities and shareholders’ equity	23,536,912	22,879,162
2.01	Current liabilities	3,137,219	3,227,622
2.01.01	Loans and financing	653,632	646,294
2.01.02	Debentures	507,670	766,660
2.01.02.01	6th issue of debentures	0	238,461
2.01.02.02	8th issue of debentures	451,266	442,091
2.01.02.03	Interest on debentures	56,404	86,108
2.01.03	Trade accounts payable	194,257	175,860
2.01.04	Taxes payable	182,047	168,689
2.01.04.01	Income tax	43,427	42,464
2.01.04.02	Social contribution tax	17,279	15,671
2.01.04.03	PAES (tax debt refinancing program)	35,026	34,688
2.01.04.04	COFINS and PASEP (taxes on revenue)	48,840	39,885
2.01.04.05	INSS (Social security contribution)	22,971	23,768
2.01.04.06	Other	14,504	12,213
2.01.05	Dividends payable	0	0
2.01.06	Reserves	759,000	713,318
2.01.06.01	For Tax Contingencies	3,074	2,634
2.01.06.02	For Civil Contingencies	17,366	21,499
2.01.06.03	For Contingencies with Suppliers	344,698	195,169
2.01.06.04	For Contingencies with Customers	299,535	457,984
2.01.06.05	For Environmental Contingencies	21,849	21,813
2.01.06.06	For Labor Contingencies	72,478	14,219
2.01.07	Intercompany payables	0	0
2.01.08	Other	840,613	756,801
2.01.08.01	Payroll and related charges	276,822	241,482
2.01.08.02	Accounts Payable	195,661	213,639
2.01.08.03	Interest on capital payable	56	56
2.01.08.04	Deferred taxes	18,469	27,134
2.01.08.05	Refundable amounts	63,202	59,837
2.01.08.06	Program contract commitments	146,645	68,207
2.01.08.07	Other payables	139,758	146,446
2.02	Noncurrent liabilities	8,798,006	8,499,660
2.02.01	Long-term liabilities	8,798,006	8,499,660
2.02.01.01	Loans and financing	4,285,199	3,808,766
2.02.01.02	Debentures	2,211,101	2,210,690
2.02.01.02.01	9th issue of debentures	228,279	228,355
2.02.01.02.02	10th issue of debentures	277,319	277,435
2.02.01.02.03	11th issue of debentures	1,205,528	1,204,925
2.02.01.02.04	12th issue of debentures	499,975	499,975

Page: 6

1 - Code	2 - Description	3 - 09/30/2010	4 - 06/30/2010
2.02.01.03	Reserves	643,068	852,695
2.02.01.03.01	For Tax Contingencies	60,224	63,733
2.02.01.03.02	For Civil Contingencies	147,712	154,013
2.02.01.03.03	For Contingencies with Suppliers	9,103	168,279
2.02.01.03.04	For Contingencies with Customers	330,847	346,751
2.02.01.03.05	For Environmental Contingencies	38,833	24,121
2.02.01.03.06	For Labor Contingencies	56,349	95,798
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,658,638	1,627,509
2.02.01.06.01	Deferred taxes	169,161	162,600
2.02.01.06.02	PAES (tax debt refinancing program)	61,295	69,375
2.02.01.06.03	Social security charges	506,660	504,114
2.02.01.06.04	Indemnities	30,847	30,847
2.02.01.06.05	Program contract commitments	105,246	102,399
2.02.01.06.06	Provision for Actuarial Liability Law 4819/58	493,531	507,772
2.02.01.06.07	Private Public Partnership	192,552	144,192
2.02.01.06.08	Other payables	99,346	106,210
2.03	Deferred income	0	0
2.05	Shareholders' equity	11,601,687	11,151,880
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Support to projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,109,284	2,088,454
2.05.03.01	Own assets	2,109,284	2,088,454
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	2,054,594	2,054,594
2.05.04.01	Legal	378,526	378,526
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,676,068	1,676,068
2.05.04.07.01	Reserve for investments	1,676,068	1,676,068
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Accumulated Conversion Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	1,109,866	680,889
2.05.07	Advance for future capital increase	0	0

Page: 7

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 -07/01/2009 to 09/30/2009	6 -01/01/2009 to 09/30/2009
3.01	Gross revenue from sales and/or services	1,976,537	5,766,598	1,749,076	5,272,095
3.02	Gross revenue deductions	(140,902)	(409,172)	(120,105)	(366,135)
3.03	Net revenue from sales and/or services	1,835,635	5,357,426	1,628,971	4,905,960
3.04	Cost of sales and/or services	(823,451)	(2,327,203)	(762,094)	(2,427,366)
3.05	Gross profit	1,012,184	3,030,223	866,877	2,478,594
3.06	Operating (expenses) income	(324,674)	(1,379,962)	(561,308)	(1,130,470)
3.06.01	Selling	(216,801)	(630,725)	(201,415)	(597,238)
3.06.02	General and administrative	(140,132)	(399,393)	(209,855)	(458,461)
3.06.03	Financial	21,724	(354,677)	(157,027)	(89,465)
3.06.03.01	Financial income	80,813	240,124	40,735	153,569
3.06.03.01.01	Financial income	80,788	239,970	40,602	160,938
3.06.03.01.02	Exchange gains	25	154	133	(7,369)
3.06.03.02	Financial expenses	(59,089)	(594,801)	(197,762)	(243,034)
3.06.03.02.01	Financial expenses	(119,589)	(616,725)	(301,524)	(617,490)
3.06.03.02.02	Exchange losses	60,500	21,924	103,762	374,456
3.06.04	Other operating income	15,769	37,928	15,506	33,570
3.06.04.01	Other operating income	17,376	41,794	17,087	36,992
3.06.04.02	COFINS and PASEP (taxes on revenue)	(1,607)	(3,866)	(1,581)	(3,422)
3.06.05	Other operating expenses	(5,120)	(32,757)	(8,487)	(18,736)
3.06.05.01	Loss on write-off of property, plant and equipment items	(2,746)	(14,941)	(5,702)	(11,750)
3.06.05.02	Provision for Losses in Tax Incentives	0	0	0	(300)
3.06.05.03	Tax Incentives	(2,339)	(3,243)	(1,250)	(4,322)
3.06.05.04	Provision for Actuarial Liability Law 4819/58	0	(14,237)	0	0
3.06.05.05	Provision for Loss – Law 4819/58	0	0	0	0
3.06.05.06	Other	(35)	(336)	(1,535)	(2,364)
3.06.06	Equity in subsidiaries	(114)	(338)	(30)	(140)
3.07	Income from operations	687,510	1,650,261	305,569	1,348,124

Page: 8

1 - Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 -07/01/2009 to 09/30/2009	6 -01/01/2009 to 09/30/2009
3.08	Nonoperating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and profit sharing	687,510	1,650,261	305,569	1,348,124
3.10	Provision for income and social contribution taxes	(199,816)	(634,842)	(198,822)	(576,057)
3.10.01	Provision for income tax	(146,196)	(466,198)	(145,564)	(422,056)
3.10.02	Provision for social contribution tax	(53,620)	(168,644)	(53,258)	(154,001)
3.11	Deferred income tax	(37,887)	58,631	88,980	144,539
3.11.01	Deferred income tax	(27,858)	43,111	65,192	106,044
3.11.02	Deferred social contribution tax	(10,029)	15,520	23,788	38,495
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss)	449,807	1,074,050	195,727	916,606
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	1.97426	4.71414	0.85907	4.02310
	LOSS PER SHARE (Reais)

Page: 9

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 -07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
4.01	Net Cash from Operating Activities	495,671	1,235,340	555,754	1,624,198
4.01.01	Cash Generated from Operations	1,144,712	3,184,495	818,018	2,696,925
4.01.01.01	Net Income before Income Tax and Social Contribution	687,510	1,650,261	305,569	1,348,124
4.01.01.02	Provision for Contingencies	15,328	228,460	270,746	425,534
4.01.01.03	Reversal of Provision for Losses	(122)	(29)	(222)	846
4.01.01.04	Social Security Obligations	6,350	38,531	19,178	57,365
4.01.01.05	Write-off of Fixed Assets	2,746	14,941	5,702	11,750
4.01.01.06	Depreciation and Amortization	144,449	439,257	161,479	484,654
4.01.01.07	Intersts on Loans and Financings Payable	136,852	390,456	114,336	348,658
4.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	(45,080)	42,173	(106,635)	(376,288)
4.01.01.09	Expenses with Interests and Monetary Variations	986	3,211	1,323	4,345
4.01.01.10	Income with Interests and Monetary Variations	(926)	(44,842)	(6,537)	(16,046)
4.01.01.11	Allowance for Doubtful Accounts	88,631	257,911	71,509	234,658
4.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	9,226	18,379	(26,386)	102,800
4.01.01.13	Equity Result	114	338	30	140
4.01.01.14	Provision for Actuarial Liability Law 4819/58	0	14,237	0	0
4.01.01.15	Other Provisions/Reversals	87	(900)	88	316
4.01.01.16	Provision for PMSP Agreement	(6,090)	27,460	3,296	65,527
4.01.01.17	Other write-offs	0	0	4,542	4,542
4.01.01.18	Prov. Externality PMSP	79,330	79,330	0	0
4.01.01.19	Provision Sabesprev Mais	25,321	25,321	0	0
4.01.02	Variation to Assets and Liabilities	(267,404)	(826,991)	17,835	(188,067)
4.01.02.01	Accounts Receivable	(126,092)	(177,143)	(97,781)	(132,226)
4.01.02.02	Balances and Transactions with Related Parties	17,679	26,499	13,347	51,069
4.01.02.03	Inventories	1,229	9,912	2,263	9,728
4.01.02.04	Taxes Recoverable	(5,584)	(7,340)	(328)	1,141
4.01.02.05	Other Accounts Receivable	6,038	(407,266)	(3,614)	(21,689)

Page: 10

1 - Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 -07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
4.01.02.06	Judicial Deposits	(2,141)	(3,319)	(15,011)	(29,130)
4.01.02.07	Indemnifications Receivable	0	0	0	2,581
4.01.02.08	Contractors and Suppliers	9,421	(430)	47,623	26,154
4.01.02.09	Salaries, Provisions and Social Security Obligations	26,114	19,334	36,099	51,039
4.01.02.10	Provision for Actuarial Liability Law 4819/58	(14,241)	(38,733)	0	0
4.01.02.11	Taxes and Contributions Payable	(4,148)	(55,377)	(5,425)	(68,675)
4.01.02.12	Accounts Payable	(17,979)	1,750	(3,111)	1,519
4.01.02.13	Other Obligations	18,856	95,021	74,225	128,570
4.01.02.14	Contingencies	(172,752)	(277,925)	(26,233)	(195,437)
4.01.02.15	Pension Plan - Sabesprev Transfer	(3,804)	(11,974)	(4,219)	(12,711)
4.01.03	Others	(381,637)	(1,122,164)	(280,099)	(884,660)
4.01.03.01	Interests paid	(188,995)	(473,608)	(126,568)	(407,019)
4.01.03.02	Income Tax and Contributions Paid	(192,642)	(648,556)	(153,531)	(477,641)
4.02	Net Cash from Investment Activities	(483,472)	(1,318,139)	(595,921)	(1,356,810)
4.02.01	Acquisition of Items of Fixed Assets	(473,726)	(1,281,237)	(590,577)	(1,335,634)
4.02.02	Increase in Intangibles	(9,146)	(36,302)	(5,344)	(23,446)
4.02.03	Increase in Investments	(600)	(600)	0	2,270
4.03	Net Cash from Financing Activities	305,999	678,404	(261,485)	(505,523)
4.03.01	Funding	674,791	2,700,073	94,736	939,473
4.03.02	Loan Amortizations	(368,792)	(1,656,283)	(356,221)	(1,159,665)
4.03.03	Payment of Interests on Shareholders´ Equity	0	(365,386)	0	(285,331)
4.04	Foreign Exchange Variation on Cash & Cash Equivalents	0	0	0	0
4.05	Increase(Decrease) in Cash & Cash Equivalents	318,198	595,605	(301,652)	(238,135)
4.05.01	Beginning Balance of Cash & Cash Equivalents	1,046,840	769,433	685,576	622,059
4.05.02	Ending Balance of Cash & Cash Equivalents	1,365,038	1,365,038	383,924	383,924

Page: 11

05.01 - STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 07/01/2010 to 09/30/2010  (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,088,454	2,054,594	680,889	0	11,151,880
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,088,454	2,054,594	680,889	0	11,151,880
5.04	Profit/Loss for the Period	0	0	0	0	449,807	0	449,807
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	20,830	0	(20,830)	0	0
5.13	Ending Balance	6,203,688	124,255	2,109,284	2,054,594	1,109,866	0	11,601,687

Page: 12

05.02 - STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 09/30/2010 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.04	Profit/Loss for the Period	0	0	0	0	1,074,050	0	1,074,050
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(35,816)	0	35,816	0	0
5.13	Ending Balance	6,203,688	124,255	2,109,284	2,054,594	1,109,866	0	11,601,687

Page: 13

08.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 09/30/2010	4 - 06/30/2010
1	Total assets	23,539,694	22,879,326
1.01	Current assets	3,422,671	3,139,112
1.01.01	Cash and cash equivalents	1,367,191	1,047,359
1.01.01.01	Cash & Cash Equivalents	1,367,191	1,047,359
1.01.02	Receivables	1,192,051	1,239,243
1.01.02.01	Trade accounts receivable	1,040,653	1,083,895
1.01.02.02	Sundry receivables	151,398	155,348
1.01.02.02.01	Balances & Transactions with Related Parties	151,398	155,348
1.01.03	Inventories	29,994	31,101
1.01.03.01	Storeroom supplies - operations	29,994	31,101
1.01.04	Other	833,435	821,409
1.01.04.01	Taxes Recoverable	10,357	4,773
1.01.04.02	Deferred Income Taxes & Social Contribution	276,831	263,369
1.01.04.03	Agreement with Sao Paulo City Hall	151,295	172,174
1.01.04.04	Cef - Debêntures	337,846	330,587
1.01.04.05	Other receivables	57,106	50,506
1.02	Noncurrent assets	20,117,023	19,740,214
1.02.01	Long-term assets	2,134,639	2,122,317
1.02.01.01	Sundry receivables	2,134,639	2,122,317
1.02.01.01.01	Trade accounts receivable	351,499	270,484
1.02.01.01.02	Balances & Transactions with Related Parties	921,983	934,208
1.02.01.01.03	Indemnities receivable	146,213	146,213
1.02.01.01.04	Escrow deposits	41,804	47,682
1.02.01.01.05	Deferred Income Tax & Social Contribution	568,671	620,858
1.02.01.01.06	Other receivables	104,469	102,872
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	17,982,384	17,617,897
1.02.02.01	Investments	1,320	720
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In subsidiaries	0	0
1.02.02.01.03	Other investments	600	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	8,906,945	15,972,770
1.02.02.02.01	Property, plant and equipment	5,848,854	11,674,984
1.02.02.02.02	Construction in progress	3,058,091	4,297,786
1.02.02.03	Intangible	9,074,119	1,644,407
1.02.02.04	Deferred charges	0	0
Page: 14

08.02 - CONSOLIDATED BALANCE SHEETS - LIABILITIES (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 09/30/2010	4 - 06/30/2010
2	Total liabilities and shareholders’ equity	23,539,694	22,879,326
2.01	Current liabilities	3,140,001	3,227,786
2.01.01	Loans and financing	655,972	646,294
2.01.02	Debentures	507,670	766,660
2.01.02.01	6th issue of debentures	0	238,461
2.01.02.02	8th issue of debentures	451,266	442,091
2.01.02.03	Interest on debentures	56,404	86,108
2.01.03	Trade accounts payable	194,578	175,933
2.01.04	Taxes payable	182,058	168,692
2.01.04.01	Income tax	43,427	42,464
2.01.04.02	Social contribution tax	17,279	15,671
2.01.04.03	PAES (tax debt refinancing program)	35,026	34,688
2.01.04.04	COFINS and PASEP (taxes on revenue)	48,840	39,885
2.01.04.05	INSS (Social security contribution)	22,971	23,768
2.01.04.06	Other	14,515	12,216
2.01.05	Dividends payable	0	0
2.01.06	Reserves	759,000	713,318
2.01.06.01	For Tax Contingencies	3,074	2,634
2.01.06.02	For Civil Contingencies	17,366	21,499
2.01.06.03	For Contingencies with Suppliers	344,698	195,169
2.01.06.04	For Contingencies with Customers	299,535	457,984
2.01.06.05	For Environmental Contingencies	21,849	21,813
2.01.06.06	For Labor Contingencies	72,478	14,219
2.01.07	Intercompany payables	0	0
2.01.08	Other	840,723	756,889
2.01.08.01	Payroll and related charges	276,932	241,570
2.01.08.02	Accounts Payable	195,661	213,639
2.01.08.03	Interest on capital payable	56	56
2.01.08.04	Deferred taxes	18,469	27,134
2.01.08.05	Refundable amounts	63,202	59,837
2.01.08.06	Program contract commitments	146,645	68,207
2.01.08.07	Other payables	139,758	146,446
2.02	Noncurrent liabilities	8,798,006	8,499,660
2.02.01	Long-term liabilities	8,798,006	8,499,660
2.02.01.01	Loans and financing	4,285,199	3,808,766
2.02.01.02	Debentures	2,211,101	2,210,690
2.02.01.02.01	9th issue of debentures	228,279	228,355
2.02.01.02.02	10th issue of debentures	277,319	277,435
2.02.01.02.03	11th issue of debentures	1,205,528	1,204,925
2.02.01.02.04	12th issue of debentures	499,975	499,975
2.02.01.03	Reserves	643,068	852,695

Page: 15

1 - Code	2 - Description	3 - 09/30/2010	4 - 06/30/2010
2.02.01.03.01	For Tax Contingencies	60,224	63,733
2.02.01.03.02	For Civil Contingencies	147,712	154,013
2.02.01.03.03	For Contingencies with Suppliers	9,103	168,279
2.02.01.03.04	For Contingencies with Customers	330,847	346,751
2.02.01.03.05	For Environmental Contingencies	38,833	24,121
2.02.01.03.06	For Labor Contingencies	56,349	95,798
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,658,638	1,627,509
2.02.01.06.01	Deferred taxes	169,161	162,600
2.02.01.06.02	PAES (tax debt refinancing program)	61,295	69,375
2.02.01.06.03	Social security charges	506,660	504,114
2.02.01.06.04	Indemnities	30,847	30,847
2.02.01.06.05	Program contract commitments	105,246	102,399
2.02.01.06.06	Provision for Actuarial Liability Law 4819/58	493,531	507,772
2.02.01.06.07	Private Public Partnership	192,552	144,192
2.02.01.06.08	Other payables	99,346	106,210
2.03	Deferred income	0	0
2.04	Interest of non-controlling shareholders	0	0
2.05	Shareholders' equity	11,601,687	11,151,880
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Support to projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,109,284	2,088,454
2.05.03.01	Own assets	2,109,284	2,088,454
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	2,054,594	2,054,594
2.05.04.01	Legal	378,526	378,526
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,676,068	1,676,068
2.05.04.07.01	Reserve for investments	1,676,068	1,676,068
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Accumulated Conversion Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	1,109,866	680,889
2.05.07	Advance for future capital increase	0	0

Page: 16

09.01 - CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 -07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
3.01	Gross revenue from sales and/or services	1,976,537	5,766,598	1,749,076	5,272,095
3.02	Gross revenue deductions	(140,902)	(409,172)	(120,105)	(366,135)
3.03	Net revenue from sales and/or services	1,835,635	5,357,426	1,628,971	4,905,960
3.04	Cost of sales and/or services	(823,451)	(2,327,203)	(762,094)	(2,427,366)
3.05	Gross profit	1,012,184	3,030,223	866,877	2,478,594
3.06	Operating (expenses) income	(324,674)	(1,379,962)	(561,308)	(1,130,470)
3.06.01	Selling	(216,801)	(630,725)	(201,415)	(597,238)
3.06.02	General and administrative	(140,267)	(399,791)	(209,942)	(458,850)
3.06.03	Financial	21,745	(354,617)	(156,970)	(89,216)
3.06.03.01	Financial income	80,834	240,184	40,797	153,823
3.06.03.01.01	Financial income	80,809	240,030	40,664	161,192
3.06.03.01.02	Exchange gains	25	154	133	(7,369)
3.06.03.02	Financial expenses	(59,089)	(594,801)	(197,767)	(243,039)
3.06.03.02.01	Financial expenses	(119,589)	(616,725)	(301,529)	(617,495)
3.06.03.02.02	Exchange losses	60,500	21,924	103,762	374,456
3.06.04	Other operating income	15,769	37,928	15,506	33,570
3.06.04.01	Other operating income	17,376	41,794	17,087	36,992
3.06.04.02	COFINS and PASEP (taxes on revenue)	(1,607)	(3,866)	(1,581)	(3,422)
3.06.05	Other operating expenses	(5,120)	(32,757)	(8,487)	(18,736)
3.06.05.01	Loss on write-off of property, plant and equipment items	(2,746)	(14,941)	(5,702)	(11,750)
3.06.05.02	Provision for Losses in Tax Incentives	0	0	0	(300)
3.06.05.03	Tax Incentives	(2,339)	(3,243)	(1,250)	(4,322)
3.06.05.04	Provision for Actuarial Liability Law 4819/58	0	(14.237)	0	0
3.06.05.05	Provision for Loss – Law 4819/58	0	0	0	0
3.06.05.02	Other	(35)	(336)	(1,535)	(2,364)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	687,510	1,650,261	305,569	1,348,124

Page: 17

1 - Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 -07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
3.08	Nonoperating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and profit sharing	687,510	1,650,261	305,569	1,348,124
3.10	Provision for income and social contribution taxes	(199,816)	(634,842)	(198,822)	(576,057)
3.10.01	Provision for income tax	(146,196)	(466,198)	(145,564)	(422,056)
3.10.02	Provision for social contribution tax	(53,620)	(168,644)	(53,258)	(154,001)
3.11	Deferred income tax	(37,887)	58,631	88,980	144,539
3.11.01	Deferred income tax	(27,858)	43,111	65,192	106,044
3.11.02	Deferred social contribution tax	(10,029)	15,520	23,788	38,495
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Non-controlling Shareholders Interest	0	0	0	0
3.15	Net income (loss)	449,807	1,074,050	195,727	916,606
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	1.97426	4.71414	0.85907	4.02310
	LOSS PER SHARE (Reais)

Page: 18

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 -07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
4.01	Net Cash from Operating Activities	495,829	1,235,230	555,705	1,624,193
4.01.01	Cash Generated from Operations	1,144,599	3,184,159	817,989	2,696,787
4.01.01.01	Net Income before Income Tax and Social Contribution	687,510	1,650,261	305,569	1,348,124
4.01.01.02	Provision for Contingencies	15,328	228,460	270,746	425,534
4.01.01.03	Reversal of Provision for Losses	(122)	(29)	(222)	846
4.01.01.04	Social Security Obligations	6,350	38,531	19,178	57,365
4.01.01.05	Write-off of Fixed Assets	2,746	14,941	5,702	11,750
4.01.01.06	Depreciation and Amortization	144,450	439,259	161,480	484,656
4.01.01.07	Intersts on Loans and Financings Payable	136,852	390,456	114,336	348,658
4.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	(45,080)	42,173	(106,635)	(376,288)
4.01.01.09	Expenses with Interests and Monetary Variations	986	3,211	1,323	4,345
4.01.01.10	Income with Interests and Monetary Variations	(926)	(44,842)	(6,537)	(16,046)
4.01.01.11	Allowance for Doubtful Accounts	88,631	257,911	71,509	234,658
4.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	9,226	18,379	(26,386)	102,800
4.01.01.13	Provision for Actuarial Liability Law 4819/58	0	14,237	0	0
4.01.01.15	Other Provisions/Reversals	87	(900)	88	316
4.01.01.16	Provision for PMSP Agreement	(6,090)	27,460	3,296	65,527
4.01.01.17	Other write-offs	0	0	4,542	4,542
4.01.01.17	Prov. Externality PMSP	79,330	79,330	0	0
4.01.01.18	Provision Sabesprev Mais	25,321	25,321	0	0
4.01.02	Variation to Assets and Liabilities	(267,133)	(826,765)	17,815	(187,934)
4.01.02.01	Accounts Receivable	(126,092)	(177,143)	(97,781)	(132,227)
4.01.02.02	Balances and Transactions with Related Parties	17,679	26,499	13,347	51,069
4.01.02.03	Inventories	1,229	9,912	2,263	9,728
4.01.02.04	Taxes Recoverable	(5,584)	(7,340)	(328)	1,141
4.01.02.05	Other Accounts Receivable	6,031	(407,275)	(3,682)	(21,766)
4.01.02.06	Judicial Deposits	(2,141)	(3,319)	(15,011)	(29,130)
4.01.02.07	Indemnifications Receivable	0	0	0	2,581

Page: 19

1 - Code	2 - Description	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 -07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
4.01.02.08	Contractors and Suppliers	9,669	(268)	47,667	26,343
4.01.02.09	Salaries, Provisions and Social Security Obligations	26,136	19,401	36,101	51,060
4.01.02.10	Provision for Actuarial Liability Law 4819/58	(14,241)	(38,733)	0	0
4.01.02.11	Taxes and Contributions Payable	(4,140)	(55,371)	(5,423)	(68,674)
4.01.02.12	Accounts Payable	(17,979)	1,750	(3,111)	1,519
4.01.02.13	Other Obligations	18,856	95,021	74,225	128,570
4.01.02.14	Contingencies	(172,752)	(277,925)	(26,233)	(195,437)
4.01.02.15	Pension Plan - Sabesprev Transfer	(3,804)	(11,974)	(4,219)	(12,711)
4.01.03	Others	(381,637)	(1,122,164)	(280,099)	(884,660)
4.01.03.01	Interests paid	(188,995)	(473,608)	(126,568)	(407,019)
4.01.03.02	Income Tax and Contributions Paid	(192,642)	(648,556)	(153,531)	(477,641)
4.02	Net Cash from Investment Activities	(484,336)	(1,319,791)	(596,855)	(1,358,133)
4.02.01	Acquisition of Items of Fixed Assets	(474,590)	(1,282,889)	(591,511)	(1,336,957)
4.02.02	Increase in Intangibles	(9,146)	(36,302)	(5,344)	(23,446)
4.02.03	Increase in Investments	(600)	(600)	0	2,270
4.03	Net Cash from Financing Activities	308,339	680,744	(261,485)	(505,523)
4.03.01	Funding	677,131	2,702,413	94,736	939,473
4.03.02	Loan Amortizations	(368,792)	(1,656,283)	(356,221)	(1,159,665)
4.03.03	Payment of Interests on Shareholders´ Equity	0	(365,386)	0	(285,331)
4.04	Foreign Exchange Variation on Cash & Cash Equivalents	0	0	0	0
4.05	Increase(Decrease) in Cash & Cash Equivalents	319,832	596,183	(302,635)	(239,463)
4.05.01	Beginning Balance of Cash & Cash Equivalents	1,047,359	771,008	688,904	625,732
4.05.02	Ending Balance of Cash & Cash Equivalents	1,367,191	1,367,191	386,269	386,269

Page: 20

11.01 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 07/01/2010 to 09/30/2010 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,088,454	2,054,594	680,889	0	11,151,880
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,088,454	2,054,594	680,889	0	11,151,880
5.04	Profit/Loss for the Period	0	0	0	0	449,807	0	449,807
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	20,830	0	(20,830)	0	0
5.13	Ending Balance	6,203,688	124,255	2,109,284	2,054,594	1,109,866	0	11,601,687

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11.02 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 09/30/2010 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.04	Profit/Loss for the Period	0	0	0	0	1,074,050	0	1,074,050
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(35,816)	0	35,816	0	0
5.13	Ending Balance	6,203,688	124,255	2,109,284	2,054,594	1,109,866	0	11,601,687

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

Amounts in thousands of Brazilian reais - R$, unless otherwise stated

1.            OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Sabesp” or the “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services for another six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The new Sabesp vision sets forth as objective to be recognized as the company that has universalized the Sanitation services in its area of operation, focused on the customer, in a sustainable and competitive way, with excellence in environmental solutions.

The Company provides water and sewage services in 364 municipalities in the State of São Paulo. Highlighting that the operations of the municipalities of Itapira, Araçoiaba da Serra, Iperó and Cajobi have ceased temporarily due to judicial orders still in progress. On September 30, 2010, the assets referring to these four municipalities were R$20,158. Nearly all of which are through concessions granted by the municipalities and most of them with a 30-year term. Up to September 30, 2010, 92 concessions had expired and all of them are in the phase of being negotiated with the municipalities. From October 1st, 2010 to 2030 72 concessions will expire, including those with undetermined term. Up to September 30, 2010 198 program contracts were signed.

Management expects that all the expired concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection in these municipalities. On September 30, 2010 the net book value of the property, plant and equipment used in the 92 municipalities where the concessions are under negotiation totals R$2,192 million and the net revenue for the period ended on September 30, 2010 totals R$886 million.

In the municipality of Santos, in the Santista lowland, which has an expressive population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

The important changes in regulation of the sanitation sector occurred in 2007 generated new challenges and opportunities to Sabesp. The regulatory milestone has consolidated the integration between the investments of the service provider and the priorities set forth by the holder of the services, it made the provision of accounts more effective and transparent and increased the security for investments.

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs (American Depositary Receipts) since May 2002.

All information about areas of concession, number of municipalities, water and sewage volume and other related data disclosed in this report, which do not arise from the accounting and/or financial statements, have not been examined by the independent auditors.

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2.            PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

The financial statements have been approved by the Board of Directors on November 11, 2010.

(i)            Presentation of the Quarterly Information

The quarterly information were prepared and have been presented consistently with the accounting standards adopted in the preparation of the financial statements of the fiscal year ended on December 31, 2009, as allowed by CVM Resolution 603/09.

On September 30, 2010, Management prepared an estimate of the possible effects in shareholders’ equity and in the result, being that the main accounting statements, interpretations and directions that might impact the Company’s financial statements are:

CPC 20 – Cost of Loans, approved by CVM Resolution 577

CPC 21 – Interim financial statement, approved by CVM Resolution 581

CPC 22 -  Segment Information, approved by CVM Resolution 582

CPC 27 – Fixed Assets, approved by CVM Resolution 619

CPC 33 – Employees’ Benefits, approved by CVM Resolution 600

CPC 37 – Initial adoption of accounting international standards, approved by CVM Resolution 609

CPC 38 – Financial Instruments: recognition and measurement, approved by CVM Resolution 604

CPC 39 – Financial Instruments: presentation, approved by CVM Resolution 604

CPC 40 – Financial Instruments: evidence, approved by CVM Resolution 604

- Interpretations:

ICPC 01 – Concession Contracts, approved by CVM Resolution 611

ICPC 08 – Accounting for proposal for payment of dividends, approved by CVM Resolution 601

ICPC 11 – Receiving of customers’ assets in transfer, approved by CVM Resolution 620

Estimate of possible impacts in the application of the CPC’s:

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	September 30, 2010
	Shareholders’ Equity	Result
Beginning Balances before the application of CPC's	11,601,687	1,074,050
Write-off of GESP receivables related to Law 4819/58	(696,283)	-
Supplement of Actuarial Obligation	(878,284)	(44,661)
Other Adjustments	196,959	69,723
Deferred Income Taxes	(683,386)	(7,359)

Ending Balance after the application of CPC’s	9,540,693	1,091,753

Management, after refining the figures above and the conclusion of the studies regarding the disclosure and other related matters will restate the Quarterly Information – ITR in accordance with CVM Resolution 603/09. At this point, Management considered not practicable the presentation of this Quarterly Information – ITR in accordance with new CPC´s.

(ii)           Consolidated Financial Statements

The consolidated financial statements include the financial statements of Sabesp and its subsidiary Sesamm, which were included in the proportion of their equity interest. The Company maintains the shared control, detailed in Note 7, which fiscal year is coincidental to the holding’s and the accounting policies are uniform.

Although Sabesp’s equity interest in Sesamm capital stock is not majority interest, the shareholders’ agreement provides for the vetoing power on certain management matters indicating shared control on subsidiaries. Due to that, the Financial Statements have been presented in a consolidated basis.

The consolidation process of the balance sheet and income statement accounts adds up the balances of the assets, liabilities, revenues and expenses according to their nature, complemented by the elimination of the equity interest of the holding company in the capital stock and retained earnings of the subsidiary.

3.         CASH & CASH EQUIVALENTS

	HOLDING		CONSOLIDATED
	Sep/10	Jun/10	Sep/10	Jun/10
Cash and Banks	68,437	70,405	68,489	70,455
Cash Equivalents	1,296,601	976,435	1,298,702	976,904
	1,365,038	1,046,840	1,367,191	1,047,359

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4.            ACCOUNTS RECEIVABLE FROM CUSTOMERS

(a)           Balances

	HOLDING AND CONSOLIDATED
	Sep/10	Jun/10
Private sector
General and special customers (i) (ii)	810,075	774,393
Agreements (iii)	255,634	261,673
	1,065,709	1,036,066
Government entities
Municipal	559,049	564,260
Federal	2,850	3,097
Agreements (iii)	202,087	151,914
	763,986	719,271
Bulk sales - Municipal Administration Offices (iv)
- Guarulhos	447,934	439,867
- Mauá	210,374	203,419
- Mogi das Cruzes	14,313	14,204
- Santo André	473,328	457,497
- São Caetano do Sul	3,681	3,623
- Diadema	144,704	140,765
Wholesale total - Municipal City Halls	1,294,334	1,259,375

Unbilled supply	365,425	338,976
Subtotal	3,489,454	3,353,688
Allowance for doubtful accounts	(2,097,302)	(1,999,309)
Total	1,392,152	1,354,379

Current	1,040,653	1,083,895
Non-current (v)	351,499	270,484

(i)            General customers - residential and small and medium-sized companies.

(ii)           Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii)          Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.

(iv)          Whosale - municipal city halls - The balance of accounts receivable from wholesalers refers to the sale of treated water to the municipalities which are responsible for the distribution, billing and collection from the end consumers, some of these municipalities question judicially the tariffs charged by Sabesp and do not pay the amounts under litigation. The past due amounts that are included in the allowance for doubtful accounts are substantially classified in non-current assets, according to the following table:

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	HOLDING AND CONSOLIDATED
	3rd Qtr./10	2nd Qtr./10
Balance at beginning of period	1,259,375	1,212,676
Billing for services provided	88,530	87,802
Collections - current year’s services	(53,571)	(41,103)
Collections - previous year’s services	-	-
Balance at the end of the period	1,294,334	1,259,375
Current	29,476	72,946
Non-current	1,264,858	1,186,429

(v)           The non-current portion consists of past-due and renegotiated balances with customers and past-due receivables related to the wholesale of water to municipal authorities and is recorded net of allowance for doubtful accounts.

(b)           The aging of trade accounts receivable is as follows:

	HOLDING AND CONSOLIDATED
	Sep/10	Jun/10
Current	1,064,940	958,807
Past-due:
Up to 30 days	138,693	147,720
From 31 to 60 days	70,369	72,162
From 61 to 90 days	42,278	44,708
From 91 to 120 days	37,257	39,717
From 121 to 180 days	71,187	82,629
From 181 to 360 days	129,793	119,711
Over 360 days	1,934,937	1,888,234
Total	3,489,454	3,353,688

(c)           Allowance for doubtful accounts

(i)      The activity of the provision can be presented as follows:

	HOLDING AND CONSOLIDATED	HOLDING
	3rd Qtr /10	3rd Qtr /09
Beginning balance	1,999,309	1,769,358

Private sector / government entities	50,759	17,622
Bulk sales	47,234	22,438

Additions for the period	97,993	40,060
Ending balance	2,097,302	1,809,418

Current	991,581	849,090
Non-current	1,105,721	960,328

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(ii)           In the Result

The Company recorded probable credit losses in accounts receivable calculated, in the third quarter of 2010, in the amount of R$88,631, directly to income of the period, booked in the “Selling Expenses” line item. In the third quarter of 2009, these losses were R$71,509.

	HOLDING AND CONSOLIDATED
	3rd Qtr /10	jan to sep/10	3rd Qtr /09	jan to sep/09
Provisions (over 5,000 Brazilian reais)	(118,861)	(326,830)	(76,421)	(297,743)
Recoveries (over 5,000 Brazilian reais)	20,868	83,758	24,480	109,733
Write-offs (lower or equal to 5,000 Brazilian reais)	(43,062)	(120,011)	(43,397)	(123,844)
Recoveries (lower or equal to 5,000 Brazilian reais)	52,424	105,172	23,829	77,196
Expenses	(88,631)	(257,911)	(71,509)	(234,658)

5.            BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company is a party to transactions with its controlling shareholder, São Paulo State Government (“Gesp”), and companies related to it.

(a)           Accounts receivable, interest on capital and operating revenue with the São Paulo State Government

	HOLDING AND CONSOLIDATED
	Sep/10	Jun/10
Intercompany receivables
Current assets:
Water and sewage services (i)	111,069	112,469
Gesp Agreement (iii), (iv) and (v)	22,861	24,437
Provision for Losses (v)	(12,389)	(12,389)
Reimbursement of additional retirement and pension benefits - Agreement (ii) and (vi)	25,494	25,494
Reimbursement of additional retirement and pension benefits paid - Monthly flow (ii) and (vi)	4,363	5,337
Total current assets	151,398	155,348
Long-term assets:
Water and sewage services - Gesp Agreement (iii), (iv) and (v)	57,869	63,720
Reimbursement of additional retirement and pension benefits paid - Controversial (ii) and (vi)	510,324	496,084
Provision for Losses - Controversial (vii)	(510,324)	(496,084)

Reimbursement of additional retirement and pension benefits - Agreement (ii) and (vi)	167,831	174,205
Reimbursement of additional retirement and pension benefits - Reservoir (ii) and (vi)	696,283	696,283
Total Non-current	921,983	934,208
Total receivable from shareholder	1,073,381	1,089,556

Provision of water and sewage services	179,410	188,237
Reimbursement of additional retirement and pension benefits	893,971	901,319
	1,073,381	1,089,556

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	HOLDING AND CONSOLIDATED
Gross revenue from sales and services
	3rd Qtr/10	3rd Qtr/09
Water sales	49,549	46,517
Sewage services	44,129	40,060
Receipts	(104,081)	(76,387)

Financial Income	43,527	15,058

(i)            Water and sewage services

The Company provides supply services of water and collection of sewage to the State Government and other Companies related to it, under terms and conditions considered by Management as normal in the market, except as to the form of settlement of the credits, that may be realized under the conditions mentioned in items (iii), (iv) and (v).

(ii)           Reimbursement of additional retirement and pension benefits paid

It refers to amounts of supplemental benefits of retirement and pension plan provided by State of Sao Paulo’s Law nr. 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

(iii)          Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State of São Paulo, by means of the Secretary of Treasury signed the second amendment to the terms of the original Gesp agreement, (1) agreeing with the payment is installments of teh remaining balance of the First Amendment, in the amount of R$133,709 (amount in November 30, 2007) to be paid in 60 equal, monthly and consecutive installments, the first one maturing on January 02, 2008. The amount of the installments is monetarily adjusted according to the variation of the IPCA-IBGE, added by simple interests of 0.5% per month. In the balance of this agreement, which installments have been paid monthly, there is an amount of R$46,244 that the State does not recognize as due. Sabesp has an understanding different from the State regarding this amount, not admitting the review of these previously agreed upon values, without the demonstration, in a grounded and unmistaken way, of the lack of correspondence between the amounts presented by Sabesp and the services effectively provided. (2) with regards to the past due and unpaid accounts in the period from March, 2004 to October, 2007, resulting from the provision of water and collection of sewage services in the total of R$256,608, R$236,126 have been received and R$8,093 were transferred to other debtor and R$12,389, object of discrepancies about the validation were submitted to ARSESP and are under analysis. Up to the moment, divergences as to the debtor have been identified, although not regarding the amount of the debt. In case of reclassification of the person responsible for paying the bill, Sabesp transferred the collection to the corresponding Entity. (3) the

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interests on shareholders’ equity due by Sabesp to the State, referring to the period from March, 2004 to December, 2006, in the amount of R$400,823, restated from June, 2007 to November, 2007 by the Selic rate, were paid in the period from January to March, 2008, (4) the State and Sabesp agreed upon resuming the fulfillment of their reciprocal obligations, timely, under the new premises: (a) implementation of the accounts electronic management system to facilitate and speed up the follow-up of the payment processes and the procures of budgeting management; (b) structuring of the Programa of Uso Racional de Agua - PURA, to rationalize the consumption of water and the amount of the water and sewage bills of the responsibility of the State; (c) the establishment, by the State, of criteria in the budgeting of a way to avoid the displacement of amounts in the specific line of water and sewage bills as of 2008; (d) possibility of registration of state entities and bodies in a default system or master file; (e) possibility of interruption of the supply of water to the state entities in case of default in the payment of water and sewage bills.

Out of the invoicing of the months of November, 2007 to September, 2010, approximately 96% of the accounts have already been paid by the State Government.

(iv)          Third Amendment to Gesp Agreement

Gesp, Sabesp and DAEE, on November 17, 2008, entered into the Third Amendment to the Term of Agreement of Payment Commitment, and Other Agreements, where the State confesses to owe Sabesp the amount of R$915,251, monetarily adjusted until September, 2008 by the IPCA-IBGE, corresponding to the Uncontroversial Amount, calculated by FIPECAFI. Sabesp accepts temporarily the Reservoirs as part of the payment of the Uncontroversial Amount and offers to the State a temporary settlement, constituting a financial credit of R$696,283, corresponding to the value of the Reservoirs. The definitive settlement will only occur with the effective transfer of property in the relevant real estate notary. The remaining balance of R$218,967 is being paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, restated annually by the IPCA/FIPE, added by interests of 0.5% p.m., the first installment became due on November 25, 2008.

Sabesp and the State are working together in order to obtain legislative authorization in order to make viable the transfer of the Reservoirs to Sabesp. However, the Attorney General Office of the State of Sao Paulo questioned the legal validity of this agreement, by means of public civil action, which main argument is the absence of specific legislative authorization for the alienation of DAEE´s estate. On October 7th, 2004 it was published the first level decision having been decided for the “….acceptance of the requests for purposes of declaring VOID the legal business entered into between Sabesp, DAEE and the State of Sao Paulo for assignment assets and credits included into the Term of Obligation Recognition, Payment Commission and Other Covenants executed on December 11, 2001 and, consequently, the expenses, upon return to the previous status, upon the return of Alto Tiete to the autarchy’s estate”. It was obtained the suspension effect of the decision. SABESP, the State Treasury and the DAEE appealed to the Court of Justice of the Sao Paulo. On August 23 of the current year, the appeal motions were submitted to trial, not being acknowledged DAEE´s appeal and denied acceptance to the others. Declaratory appeals were filed and the Company seeks to take the discussion up to the Superior Court of Justice. The effects of the decision will remain suspended until it becomes res judicata, as approved by the President of the Court of Justice. The Company’s legal counsels assess the risk of losing this proceeding as probable, in case the referred legislative authorization is obtained, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

(v)           As mentioned before, on November 17, 2008 the Company and the State executed the 3rd Amendment to GESP Agreement, in such occasion that the amounts called controversial and uncontroversial have been quantified. In such Amendment, efforts have been set in order to resolve what was called as

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Controversial Amount of Benefits. According to the fourth clause of this instrument, the Controversial Amount is represented by the difference between the Uncontroversial Amount and the amount effectively paid by the Company as supplemental retirement and pension benefits provided for Law 4819/58, under the original responsibility of the State of Sao Paulo, in the Company’s understanding, although paid by Sabesp until May, 2008, due to judicial order.

In executing the Third Amendment, an appreciation of the divergences that gave rise to the controversial amount of the benefits provided by Law 4819/58 has been provided. Such expectation was, at that time, based on the PGE’s will to reanalyze the matter and also, in the Company’s understanding, to the reimbursement based on external legal opinions.

However, recent opinions issued by PGE and received on September 4th and 22nd, 2009 and on January 4th, 2010, once again denied the reimbursement of the larger portion of this amount. As a consequence, the management’s understanding has been changed about receiving the Controversial Amount upon a direct negotiation with the State.

Although the negotiations with the State are still underway, it is no longer possible to ensure that the Company will recover, in an entirely amicable way, the credits related to the Controversial Amount.

Sabesp will not waiver to the credits that the Company considers being legitimate holder against the State. In this sense, it shall exhaust all possibilities to resolve the question in the technical and legal levels. If the divergence persists, the Company shall adopt all necessary measures to safeguard the Company’s interests.

In this context, the Company’s management decided to recognize in the 2008 results a provision for losses on the outstanding balance of the controversial amount. This provision, in September 30, 2010 was R$510,324. As a consequence of the recognition of this provision, it was also recorded the obligation related to the actuarial commitment kept with the beneficial owners, which right has been denied by the State, under the way it is paid by Sabesp. On September 30, 2010, the amount of this obligation was R$493,531 (June 30, 2010 – R$507,772). The details of the actuarial obligation are presented in the explanatory note nr. 13.

(b)           Cash and cash equivalents

The Company’s balance of banks and short-term investments accounts with financial institutions controlled by the State Government was R$1,325,368 and R$1,009,639 on September 30, 2010 and June 30, 2010, respectively. The financial income from such investments was R$43,527 and R$15,058 in the third quarter of 2010 and 2009, respectively. The Company, due to State Decree nº 55,357 of January 18, 2010, must invest its excess resources with financial institutions controlled by the State Government.

(c)           Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs; should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

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(d)           Agreements with lower tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has contracts signed with public entities linked to the State Government and to the municipalities served involving approximately 6,200 properties, which are benefited with a 25% reduction in the tariffs of the services of water supply and sewage collection, when not in default. The contracts provide for the implementation of the rational use of water program, which considers a reduction in the consumption of water.

(e)           Guarantees

The State Government grants guarantees for some loans and financings of the Company and does not charge any fee related thereto.

(f)           Sesamm

On August 15, 2008, the Company, as part of its growing process, together with the companies OHL Médio Ambiente, Inima S.A.U. - Unipersonal (“Inima”), Técnicas y Gestion Medioambiental S.A.U. (“TGM”) and Estudos Tecnicos e Projetos ETEP Ltda. (“ETEP”) organized the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A (“Sesamm” or “Subsidiary”) which corporate object is the provision of services of supplementation of the implementation of the system of separation of sewage and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of solid waste generated, as per note 7.

(g)           Contract of personnel assignment among entities related to GESP

The Company has contracts of personnel assignments with entities related to the São Paulo’s State Government, where the expenditures are fully passed on the monetarily reimbursed.

On September 30, 2010, the expenditures with employees transferred by Sabesp to other state entities amounted to R$1,396 (September 30, 2009 – R$1,364).

In the same period, the expenditures with the employees of other entities at Sabesp’s disposal totaled R$72 (September 30, 2009 - R$73).

(h)           Services contracted from entities related to GESP

On September 30, 2010 Sabesp had outstanding the balance of R$11,131 payable referring to services provided to entities related to São Paulo’s State Government, among which we highlight the services of electric energy supply by Companhia Energetica de Sao Paulo - CESP, totaling 88% of the balance payable.

(i)                  Non-operating Assets

The Company had, on September 30 and June 30, 2010, the amount of R$25,371, respectively, mainly related to land granted in free lease [comodato] to Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE – Department of Water and Electric Energy, among others. The land granted to the DAEE amount to R$2,289.

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(j)            Sabesprev

The Company sponsors the defined contribution plan managed by Fundação Sabesp de Seguridade Social - Sabesprev. The net actuarial obligation, recorded up to September 30, 2010, is R$506,660 (June 30, 2010 - R$504,114).

Management is making efforts towards maintaining, in permanent basis, the timely payment by the State regarding the transactions between the parties.

6.            INDEMNIFICATIONS RECEIVABLE

Indemnities receivable are a non-current asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of September 30, 2010 and June 30, 2010, this asset amounted to R$146.213 (nominal amounts).

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to non-current assets (indemnities receivable).

The net book value of the items of property, plant and equipment related to the Municipality of Diadema, reclassified in December, 1996, was R$75,231, and the balance of the indemnifications receivable from the Municipality was R$60,295.

The net book value of the items of property, plant and equipment related to the Municipality of Maua, reclassified in December, 1999, was R$103,763, and the balance of the indemnifications receivable from the Municipality was R$85,918.

The Company’s rights to the recovery of these amounts are being judicially discussed by the municipalities.

Sabesp filed lawsuits to collect the amounts due by the municipalities. With regards to Diadema, the execution of the agreement entered with Diadema’s Mayor Office and the Companhia de Saneamento de Diadema – Saned, has started for the payment of the indemnification, the judge of first level accepted the appeals of the Mayor’s Office and extinguished the execution. Sabesp filed an appeal against such sentence and, in December, 2005, partial approval to this appeal was granted to declare the validity of the agreement and determine that the appeals to the execution were once again judged in first level. On December 2007, the decision that accepted the execution of the Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. The realization of the pledge in cash was approved on Saned’s bank accounts and financial investments (online pledge)up to 10% of the restated amount of the debit, being blocked and withdrawn the amount of R$2,919 in March 3rd, 2009. Later, the Court of Justice determined that the pledge be made upon weekly deposit by Saned of the amount corresponding to 20% on all it receives in its bank accounts and financial investments, such decision still being subject of appeal. Regarding Diadema Mayor’s Office, a new sentence was  given to the appeals to the execution, on October,

Page: 33

2009, recognizing the existence of the right to claim the debt, and affirming that the execution against the Municipality shall be made upon precatory notes (and not by pledge). Sabesp and the Mayor’s Office have appealed against such judgment.

On December 29, 2008, Saned and the municipality of Diadema entered into, with the State of Sao Paulo and Sabesp, a Memorandum of Intent with the purpose to prepare studies and conduct negotiations to instruct decisions of Diadema and Sabesp, aiming at the exclusive provision of water and sewage services in the municipality of Diadema.

The parties agreed that the search for a negotiated solution for the currently existing conflicts among the companies is fundamental so that the public service of water supply, sewage collection and treatment have their proper development in Diadema.

On January, 2009 the parties presented joint petition requesting the suspension of new pledges for the period of three months in order to try to make an agreement viable. The suspension was granted by the Judge of Public Treasury and, successively renewed, being the last renewal occurred on April, 2010 in face of negotiations for agreement.

With regards to Mauá, a first level decision was given determining that the Municipality pays the amount of R$153.2 million as compensation for the damages caused and for loss of profits. The Maua’s City Hall appealed against this decision. On July 2006, the decision was converted in diligence consisting of an expert clarification on the amount of the indemnity for loss of profits and the expert confirmed the amount of the loss of profits determined by the lower court. In August, 2008, the appeal was judged, having fully maintained the conviction imposed in the first level. The Maua Mayor’s Office filed special and extraordinary appeals against the sentence that confirmed its conviction to indemnify Sabesp. Both appeals were not accepted by the Court of Justice, causing the filing of appeals to the Superior Court of Justice and to the Supreme Court. Superior Court of Justice has already denied acceptance to the appeal and confirmed the non admissibility of the special appeal.

Based on the opinion of the legal counsels, Management continues to affirm that the Company has legal right to receive the amounts corresponding the indemnification and it continues to monitor the situation of the lawsuits.

7.            INVESTMENTS

	Jun/10	Equity Result	Addition	Sep/10
Sesamm	3,390	(114)	-	3,276
Saneaqua Mairinque	-	-	600	600
Others	720	-	-	720
Total	4,110	(114)	600	4,596

On August 15, 2008 the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A was organized with a duration term of 30 years counted from the date of signature of the Concession Contract with the municipality which corporate objective is the provision of services of complementation of the implementation of the separation system of sewages and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of the solid waste generated.

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On September 30, 2010 the Sesamm’s capital stock was R$10,669, divided into 10,669,549 common nominated shares, with no par value, of which Sabesp holds 36% of equity interest.

On September 30, 2010 the Sesamm’s operations had not still been initiated.

Sabesp and Foz do Brasil S/A organized, on October 8th, 2009, the company Aquapolo Ambiental S/A, having as corporate objective the production, supply and commercialization of water of reuse for Quattor Qumica S.A., Quattor Petroquimica S.A. and Quattor Participações and other companies that integrate the Petrochemical Polo. Sabesp´s equity interest is 49% of the capital stock that, on September 30, 2010 represented R$490 reais.

On June 14th, 2010, Sabesp and Foz do Brasil S/A organized the company Saneaqua Mairinque S/A having as corporate objective the concession of public service of water and sewage of the Municipality of Mairinque. Sabesp´s equity interest is 30% that on September, 2010 it represented R$600.

8.            PROPERTY, PLANT & EQUIPMENT

	HOLDING
	Sep/10			Jun/10
	Cost	Accumulated depreciation	Net	Net

In use
Water systems
Land	366,786	-	366,786	954,512
Buildings	1,291,534	(781,413)	510,121	990,912
Connections	483,153	(163,259)	319,894	591,887
Water meters	143,164	(57,610)	85,554	154,903
Networks	1,926,420	(631,030)	1,295,390	2,205,715
Wells	179,837	(114,834)	65,003	69,987
Equipment	295,019	(202,061)	92,958	167,867
Others	14,410	(11,351)	3,059	3,389
	4,700,323	(1,961,558)	2,738,765	5,139,172
Sewage systems
Land	138,325	-	138,325	346,382
Buildings	744,232	(264,939)	479,293	945,915
Connections	489,002	(198,923)	290,079	511,063
Networks	2,341,233	(539,456)	1,801,777	4,239,883
Equipment	215,782	(158,019)	57,763	153,455
Others	2,533	(2,100)	433	491
	3,931,107	(1,163,437)	2,767,670	6,197,189
General use
Land	91,134	-	91,134	91,452
Buildings	136,010	(87,283)	48,727	48,939
Transportation equipment	138,215	(116,885)	21,330	21,133
Information Technology Equipment	126,598	(93,452)	33,146	34,587
Furniture, Fixture and Equipment	263,608	(144,689)	118,919	114,213
Lands granted in free lease	20,488	-	20,488	20,488
Items granted in free lease	6,816	(1,933)	4,883	4,883
	782,869	(444,242)	338,627	335,695
Subtotal in operation	9,414,299	(3,569,237)	5,845,062	11,672,056

Work in progress:
Water systems	924,031	-	924,031	1,782,600
Sewage systems	2,120,795	-	2,120,795	2,502,299
Others	13,252	-	13,252	12,873
Subtotal in progress	3,058,078	-	3,058,078	4,297,772

Grand Total	12,472,377	(3,569,237)	8,903,140	15,969,828
Page: 35

The consolidated balance is R$8,906,945, the difference being of R$3,792 in relation to the sewage projects and R$13 represented mainly by furniture and fixture and equipment.

On September 30, 2010 reclassifications amounting to R$7,348,740 have been carried out to items of property, plant and equipment to intangible assets, in relation to the execution of the “Contract of Provision of Public Services of Water and Sanitation Sewage” between the State and the Municipality of Sao Paulo and Sabesp, for the period of 30 years, authorized by the municipal law 14934/09.

Such reclassifications are demonstrated as follows:

Fixed Assets in Operation                 5,965,091

Fixed Assets in Progress                    1,383,649

The operating fixed assets represent the assets involved in the provision of water supply and sewage collections. Sabesp owns and manages assets that have come about as a result of economic-financial reports, and programme contracts.

The concession contracts provide that the assets will be returned to the conceding power at the end of the period, upon indemnification by the net market value as set forth in each contract. In the program contracts, the indemnification will correspond to the net present value of the cash flow in the remaining period at the date of resume of the services, monetarily restated and added by interests until the date of effective payment.

(a)           Depreciation

Depreciation is calculated at the following rates:

Structure - 2%, connections - 2%, hydrometers - 10%, networks - 2%, wells - 5%, equipment - 5%, transportation equipment - 10%, information technology equipment - 20%, furniture and fixture - 6.7%.

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(b)           Write-off of Property, Plant and Equipment

In the third quarter and in the period from January to September, 2010, the Company wrote off items of Property, Plant & Equipment in the amount of R$2,746 and R$14,941, respectively, being that our of the total written off, R$1,903 and R$13, 266 refer the assets in operation group, due to obsolescence, theft and alienation, and R$843 and R$1,675 refer to deactivated works, unproductive wells and economic unfeasible projects. In the same period of 2009, the write-offs totaled R$5,702 and R$14,021, respectively, resulting in a total loss of R$5,702 and R$11,750.

(c)           Interest capitalization and financial charges

The Company capitalized interests and monetary variation, including foreign exchange variation, into fixed assets in the amount of R$16,416 in the third quarter of 2010 (in the third quarter of 2009 – R$(10,757)) during the period when the assets were presented as work in progress.

(d)           Work in Progress

The provision for disbursements from the fourth quarter of 2010 until 2015, referring to investments already contracted, is approximately R$2,483 million (not audited).

(e)           Expropriations

As a result of the execution of priority works related to the water and sewage systems there was the need to expropriate in third party’s properties which owners shall be reimbursed by amicable or judicial means.

The forecast for disbursements to be made after the fourth quarter, 2010, is approximately R$579 million (not audited), which shall be covered by own resources. The assets object of these lawsuits shall be recorded in the fixed assets when the operation is carried out. In the third quarter of 2010, the amount referring to the expropriations was R$3,328 (in the third quarter of 2009 - R$612).

(f)           Assets given in Guarantee

On September 30, 2010 and June 30, 2010 the Company held assets in the amount of R$249,034 given in guarantee to Request of Special Payment in Installment - Paes (Note 12).

(g)           Non-operating Assets

The Company had, on September 30, 2010 and June 30, 2010 the amount of R$25,371, related mainly to lands granted in free lease to the Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE - Departamento de Aguas e Energia Eletrica, among others.

(h)           Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives.

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As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at September 30, 2010 would be R$328,723 (R$348,956 up to September 30, 2009). The amounts of R$35,816 and R$67,366 from the revaluation reserve were realized in the periods ended on September 30, 2010 and December 30, 2009, respectively.

The Company elected to keep the Revaluation Reserve recorded until its respective realization.

(i)            Assets totally depreciated in operation

On September 30, 2010 and June 30, 2010 the gross book value of the totally depreciated assets that are still in use is R$979,733 and R$957,902, respectively.

(j)            PPP – Public Private Partnership

- CABSPAT

Sabesp and CSB – Sistema Produtor Alto Tiete S/A, special purpose company organized by the companies Galvão Engenharia S.A. and Companhia Aguas dop Brasil – CAB Ambiental, executed in June, 2008 the Public Private Partnership contracts of the Sistema Produtor Alto Tiete.

The service contract represents a 15-year commitment, during which the works of capacity increase of the Taiaçupeba Water Treatment Station, the construction of large-sized aqueducts and four reservoirs that will have the capacity to store 70 million litters, are provided.. In addition to the works, it shall be the company’s responsibility the provision of maintenance services to the dams; inspection and maintenance of tunnels and channels; civil and electro-mechanic maintenance in units that integrate the Alto Tiete System; the treatment and final disposal of the mud generated in the production of treated water and other services.

The initiative will make investments viable for the realization of a set of works and services that will enhance the offer of water from 10 to 15 thousand liters per second, thus ensuring the regularity of the supply across the region.

On September 30, 2010 the book amount recorded in the Company’s fixed assets related to the PPP still under construction is R$254,370 (Jun/2010 - R$206,010).

In the period from January to September, 2010 it was paid to CAB the amount of R$38,532, being R$23,115 recorded as expenses and R$15,417 as amortization of expenditures related to the construction.

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9.            INTANGIBLE

	HOLDING AND CONSOLIDATED
	Sep/10	June/10
Concessions (i)	512,400	496,745
Program contracts (commitments) (ii)	303,825	306,534
License of Use (Software’s) (iii)	5,785	6,119
Program Contracts - investments performed (iv)	894,628	833,354
New Businesses (v)	8,741	1,655
Contract of Public Service Provision (SP) (vi)	7,348,740	-
Total	9,074,119	1,644,407

(i) Concessions

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial results of the transaction, determined in an appraisal report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares in cash, is recorded in this account and amortized over the period of the related concession (normally 30 years). As of September 30, 2010 and June 30, 2010 there were no amounts pending related to these payments to the municipalities.

The net amount shown relates to concessions with the following municipalities:

	HOLDING AND CONSOLIDATED

	Sep/10			Jun/10

	Cost	Accumulated amortization	Net	Net
Agudos	10,285	(3,166)	7,119	7,101
Bom Sucesso do Itararé	955	(133)	822	805
Campo Limpo Paulista	21,204	(5,321)	15,883	16,055
Conchas	4,258	(1,011)	3,247	3,263
Duartina	2,105	(553)	1,552	1,515
Estância de Serra Negra	15,709	(3,554)	12,155	12,295
Itapira	16,360	(1,330)	15,030	15,030
Itararé	6,543	(2,263)	4,280	4,336
Marabá Paulista	1,898	(339)	1,559	1,579
Miguelópolis	11,728	(2,379)	9,349	9,479
Osasco	317,263	(97,599)	219,664	201,917
Paraguaçu Paulista	27,165	(6,489)	20,676	20,440
Paulistânia	222	(54)	168	171
Sandovalina	2,595	(430)	2,165	2,168
Santa Maria da Serra	1,270	(397)	873	883
São Bernardo do Campo	237,464	(52,904)	184,560	186,549
Várzea Paulista	18,258	(4,960)	13,298	13,159
Total	695,282	(182,882)	512,400	496,745
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The amortization of intangible assets is performed during the effective period of the concession agreements of the related municipalities.

In the third quarter of 2010 and 2009, amortization expenses related to concession intangible rights were R$5,984 and R$5,790, respectively.

(ii)           Program Contracts (commitments)

As of the regulatory mark, the renewals occurred by means of program contracts. In some of them the Company assumed commitments to financially participate in social environmental sanitation actions.

On September 30 and June 30, 2010, these commitments were recorded as offset to intangible assets in the amount of R$323,765 deducted from the adjustment to present value of R$91,003 at an interest rate of 6% added to the IPCA.

These assets are being amortized over the duration of the program contract (in their majority on 30 years).

The committed amounts are related to the following municipalities:

	HOLDING AND CONSOLIDATED
	Sep/10			Jun/10
Municipality	Cost	Accumulated amortization	Net	Net
Alfredo Marcondes	70	(6)	64	64
Aparecida D’Oeste	45	(3)	42	42
Auriflama	110	(3)	107	108
Avaré	5,000	(375)	4,625	4,667
Bento de Abreu	50	(5)	45	46
Bocaina	800	(73)	727	733
Botucatu	28,979	(403)	28,576	28,818
Caçapava	9,000	(675)	8,325	8,400
Cajuru	2,236	(31)	2,205	2,224
Campos do Jordão	3,000	(308)	2,692	2,717
Capão Bonito	2,000	(150)	1,850	1,867
Emilianópolis	112	(11)	101	102
Espírito Santo do Pinhal	5,179	(101)	5,078	5,121
Fartura	243	(18)	225	227
Fernandópolis	9,500	(871)	8,629	8,708
Franca	20,676	(2,182)	18,494	18,666
Indiaporã	250	(19)	231	233
Irapuã	260	(6)	254	256
Jales	4,426	(455)	3,971	4,008
Lorena	9,000	(825)	8,175	8,250
Magda	320	(8)	312	315
Mococa	8,843	(663)	8,180	8,253
Mombuca	196	(18)	178	181
Monte Alto	5,000	(389)	4,611	4,653
Novo Horizonte	5,000	(375)	4,625	4,667
Osvaldo Cruz	2,336	(33)	2,303	2,323
Pindamonhangaba	16,000	(1,289)	14,711	14,844
Piratininga	350	(27)	323	326
Planalto	39	(4)	35	35
Platina	30	-	30	30
Pongaí	35	(1)	34	34
Quatá	1,000	(25)	975	983
Riolândia	2,643	(198)	2,445	2,467
Santa Rosa do Viterbo	3,697	(62)	3,635	3,665
São João da Boa Vista	16,700	(1,253)	15,447	15,587
São José dos Campos	142,945	(8,339)	134,606	135,798
São Luiz Paraitinga	600	(55)	545	550
São Manuel	1,300	(97)	1,203	1,213
Tatuí	9,795	(136)	9,659	9,752
Tupã	5,540	(431)	5,109	5,155
Valentim Gentil	140	(13)	127	128
Zacarias	320	(4)	316	318
Total	323,765	(19,940)	303,825	306,534
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In the third quarter of 2010 and 2009, the amortization expenses related to the commitments of the program contracts were R$2,709 and R$2,246, respectively.

The amounts not yet disbursed related to program contracts are recorded under the caption “other obligations” in current liabilities, R$67,317 and non-current liabilities, R$105,246.

(iii)          License for Use (Software)

The net amount of the amortizations of the license for the use of Software in September 30, 2010 was R$5,785 (jun/10 - R$6,119).

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(iv)          Program Contracts - Investments Performed

Refer to renewals of the contracts previously named full concession to operating concession, through program contracts that have the object the provision of municipal public services of supply and sanitation sewage, where the Company has the ownership and management of the assets acquired or constructed during the term of these contracts (30 years).

	Sep/10			Jun/10
	Cost	Accumulated amortization	Net	Net

In use
Water systems
Land	7,564	(470)	7,094	7,151
Buildings	50,069	(3,185)	46,884	46,397
Connections	33,107	(1,849)	31,258	28,616
Water meters	19,970	(1,144)	18,826	18,378
Networks	95,464	(5,306)	90,158	85,550
Wells	12,595	(728)	11,867	11,828
Equipment	17,449	(2,374)	15,075	14,516
Others	1,790	(119)	1,671	1,687

Subtotal	238,008	(15,175)	222,833	214,123

Sewage systems
Land	2,867	(172)	2,695	2,715
Buildings	65,626	(3,560)	62,066	53,870
Connections	39,524	(2,251)	37,273	36,493
Networks	132,360	(7,666)	124,694	117,556
Equipment	21,474	(2,737)	18,737	17,970
Others	2,051	(134)	1,917	1,929

Subtotal	263,902	(16,520)	247,382	230,533

General use
Land	9	-	9	10
Buildings	392	(13)	379	379
Transportation equipment	6,097	(382)	5,715	5,754
Information Technology Equipment	1,217	(70)	1,147	1,138
Furniture, Fixture and Equipment	6,261	(475)	5,786	5,749

Subtotal	13,976	(940)	13,036	13,030

Total in Operation	515,886	(32,635)	483,251	457,686

Work in progress:
Water systems	126,568	-	126,568	102,379
Sewage systems	284,462	-	284,462	272,943
Others	347	-	347	346

Total in progress	411,377	-	411,377	375,668

Grand Total	927,263	(32,635)	894,628	833,354

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The amortization of the assets is performed during the effectiveness of the program contracts.

(v)  New Businesses

It was signed, in August, 2009, with the Companhia of Saneamento de Alagoas (CASAL), the specialized technical services contract and technology transfer with the purpose to implement a program of loss reduction and revenue evasion of the Municipalty of Maceio, by 60 months.

On September 30, 2010 the amount in progress referring to this contract was R$8,741 (jun/10 - R$1,655).

(vi)          Contract of Public Service Provision – Sao Paulo

On September 30, 2010, the Company reclassified the net amount of R$7,348,740 from Fixed Assets to Intangibles referring to the execution of the “Contract of Public Service Provision of Water Supply and Sanitation Sewage” between the State and the Municipality of Sao Paulo and Sabesp, for the period of 30 years, authorized by the municipal law 14934/09.

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	Set/10			Jun/10
	Cost	Accumulated amortization	Net	Net
In use
Water systems
Land	587,726	-	587,726	-
Buildings	1,410,492	(942,179)	468,313	-
Connections	626,675	(286,469)	340,206	-
Water meters	190,615	(95,997)	94,618	-
Networks	1,604,317	(688,744)	915,573	-
Wells	4,207	(1,891)	2,316	-
Equipment	299,081	(225,405)	73,676	-

Subtotal	4,723,113	(2,240,685)	2,482,428	-

Sewage systems
Land	208,056	-	208,056	-
Buildings	1,351,391	(645,294)	706,097	-
Connections	484,340	(248,234)	236,106	-
Networks	3,116,391	(879,470)	2,236,921	-
Equipment	415,803	(320,320)	95,483	-

Subtotal	5,575,981	(2,093,318)	3,482,663	-

Total in Operation	10,299,094	(4,334,003)	5,965,091	-

Work in progress:
Water systems	906,163	-	906,163	-
Sewage systems	477,374	-	477,374	-
Others	112	-	112	-

Total in progress	1,383,649	-	1,383,649	-

Grand Total	11,682,743	(4,334,003)	7,348,740	-

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10.          LOANS, FINANCINGS & DEBENTURES

(i)            Outstanding balance of loans and financings

	HOLDING
	Sep/10			Jun/10
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	Final maturity	Annual interest rate	Monetary adjustment
Financial Institution:
COUNTRY
União Federal / Banco do Brasil	309,220	898,037	1,207,257	301,904	975,120	1,277,024	Gov.Est.S.Paulo and own resources	2014	8.50%	UPR
Debentures 6th Issuance	-	-	-	238.461	-	238,461	Unsecured	2010	11%	IGP-M
Debentures 8th Issuance	451,266	-	451,266	442,091	-	442,091	Unsecured	2011	10.75%	IGP-M
Debentures 9th Issuance	-	228,279	228,279	-	228,355	228,355	Unsecured	2015	CDI+2.75% (1st series) and 12.87% (2nd series)	IPCA
Debentures 10th Issuance	-	277,319	277,319	-	277,435	277,435	Unsecured	2020	TJLP+1.92% (1st series and 3rd series) and 9.53% (2nd series)	IPCA
Debentures 11th Issuance	-	1,205,528	1,205,528	-	1,204,925	1,204,925	Unsecured	2015	CDI+1.95% (1st series) and CDI+1.4% (2nd series)
Debentures 12th Issuance	-	499,975	499,975	-	499,975	499,975	Unsecured	2025	TR+9.5%
Caixa Econômica Federal	87,163	767,964	855,127	84,076	737,260	821,336	Own Resources	2010/2032	6.8% (weighted)	UPR
Promissory Notes	-	599,795	599,795	-	-	-	Own Resources	2011	CDI + 0.65%
FIDC - Sabesp I	27,778	-	27,778	41,667	-	41,667	Own Resources	2011	CDI + 0.70%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	43,261	51,379	94,640	43,119	62,241	105,360	Own Resources	2013	3% + TJLP LIMIT 6%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES Baixada Santista	-	130,474	130,474	-	130,474	130,474	Own Resources	2019	2.5% + TJLP LIMIT 6%
Banco Nacional de Desenvolvimento Econômico e Social – BNDES PAC	681	37,320	38,001	-	30,001	30,001	Own Resources	2023	2.15% + TJLP LIMIT 6%
Banco Nacional de Desenvolvimento Econômico e Social – BNDES ONDA LIMPA	-	216,979	216,979	-	202,973	202,973	Own Resources	2025	1.92% + TJLP LIMIT 6%
Others	3,294	5,322	8,616	3,271	7,374	10,645	Own Resources	2011/2018	12% / CDI / TJLP+ 6%	UPR
Interests and charges	100,883	-	100,883	132,784	-	132,784
Total Domestic	1,023,546	4,918,371	5,941,917	1,287,373	4,356,133	5,643,506

FOREIGN CURRENCY
Inter-American Development Bank - BID US$ 356,267 thd. (Jun/10 - US$ 354,579 thd)	63,693	539,894	603,587	66,088	572,687	638,775	Federal Government	2016/2025	3.00% a 4.13% (i)	Currency Basket Var. + US$
Euro Bonds - US$ 140,000 thd (Jun/10 - US$ 140,000 thd)	-	237,188	237,188	-	252,210	252,210		2016	7.5%	US$
JICA - Yens 21,316,000 thd (Jun/10 - Yens 21,316,000 thd)	11,695	421,020	432,715	-	434,420	434,420	Federal Government	2029	1.8% and 2.5% (i)	Yens
BID 1983AB - US$ 250,000 thd (Jun/10 - US$ 250,000 thd.)	40,563	379,827	420,390	43,132	404,006	447,138		2023	4.47% to 4.97% (i)	US$
Interests and charges	21,805	-	21,805	16,361	-	16,361
Total International	137,756	1,577,929	1,715,685	125,581	1,663,323	1,788,904
TOTAL OF LOANS AND FINANCINGS	1,161,302	6,496,300	7,657,602	1,412,954	6,019,456	7,432,410
Page: 45

Parity rates as of September 30, 2010: US$ 1.6942; Yen 0.0203 (June 30, 201: US$ 1.8015; Yen 0.020380).

On September 30, 2010 the Company did not have short term balances of loans and financings.

The consolidated balance totals the amount of R$7,659,942, being the difference of R$2,340 referring to a loan performed by Sesamm on September 02, 2010 for working capital, having 78 days for its settlement.

(i)            The demonstration of the annual interest rates is summarized in the contract’s general chart.

	Sep/10			Jun/10			interest rate
	Current	Non-current	Total	Current	Non-current	Total
BID Contract 713	41,574	270,226	311,800	42,567	276,683	319,250	4.13%
BID Contract 896	4,706	25,884	30,590	5,004	27,523	32,527	3.00%
BID Contract 1212	17,413	243,784	261,197	18,516	268,482	286,998	4.02%
Jica Consulting	6,695	241,034	247,729	-	248,711	248,711	1.80%
Jica Work	5,000	179,986	184,986	-	185,709	185,709	2.50%
BID 1983 A	13,032	155,176	168,208	13,858	164,998	178,856	2.90%
Bid 1983 B1	16,942	151,352	168,294	18,015	160,840	178,855	2.60%
BID 1983 B2	10,589	73,299	83,888	11,259	78,168	89,427	2.40%

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 (ii) In accordance with the CPC 08 it was prepared the chart below with the purpose to show the annual effects of the financial expenses resulting from funding costs on the effective interest rates.

	2010	2011	2012	2013	2014	2015	2016 and thereafter	Total	Monthly IRR
Debentures - 9th issuance - 1st series	80	322	323	270	-	-	-	997	0.027034%
Debentures - 9th issuance - 2nd series	62	248	249	249	250	209	-	1,266	0.017369%
Debentures - 10th issuance - 1st series	9	36	36	36	36	37	181	371	0.003956%
Debentures - 10th issuance - 2nd series	10	39	39	39	39	39	195	400	0.003944%
Debentures - 10th issuance - 3rd series	14	55	55	55	55	55	269	558	0.003966%
Debentures - 11th issuance - 1st series	357	1,429	1,432	1,435	1,437	360	-	6,450	0.014806%
Debentures - 11th issuance - 2nd series	301	1,207	1,211	303	-	-	-	3,022	0.024967%
Debentures - 12th issuance - sole series	-	2	2	2	2	2	15	25	0.000028%
Promissory Notes	123	82	-	-	-	-	-	205	0.006110%
BNDES (National Bank for Economic and Social Development) ONDA LIMPA	6	26	26	26	26	26	238	373	0.002184%
AB Loan A	26	103	103	103	103	104	770	1,313	0.005301%
AB Loan B1	32	129	129	129	129	129	573	1,251	0.006621%
AB Loan B2	19	77	77	78	78	78	188	595	0.007939%
Bird	5	19	19	19	19	19	348	447	0.000888%
Total	1,044	3,774	3,701	2,746	2,174	1,057	2,777	17,273

Page: 47

There is no premium when the resources are funded.

(iii) On September 1st, 2010 the 6th emission of debentures, 3rd series, was fully settled.

(iv)          On August 30, 2010 Promissory Notes were issued with a value of R$600,000 as a bridge loan, relating to an advance to the 13th issue of debentures.

The net proceeds obtained with the 13th issue of debentures will be fully used to redeem the 60 promissory notes of the 5th debenture issue.

(v)           On October 28, 2009 SABESP completed the BIRD – 7662BR (BIRD) contract with the World Bank– International Bank of Development and Reconstruction – The contract was worth US$100,000 thousand, in September 2010, and an initial paid commission of US$250 thousand.

(vi)          Repayment schedule of loans and financing

The total debt volume to be paid through the end of 2010 is R$217,560 and the amount denominated in US dollars is R$42,483 and the amount of R$175,077 refers to the interest and principal of loans denominated in Brazilian reais falling due.

							2016
BANK	2010	2011	2012	2013	2014	2015	and thereafter	TOTAL
COUNTRY
Federal Government/Banco do Brasil	74,866	315,841	343,772	374,173	98,605	-	-	1,207,257
Caixa Econômica Federal (CEF)	21,078	89,600	100,136	101,968	63,551	41,445	437,349	855,127
Debentures	-	484,267	235,988	579,597	368,333	391,059	603,123	2,662,367

Page: 48

							2016
BANK	2010	2011	2012	2013	2014	2015	and thereafter	TOTAL
Promissory Notes	-	599,795	-	-	-	-	-	599,795
FIDC - SABESP I	13,889	13,889	-	-	-	-	-	27,778
BNDES (National Bank for Economic and Social Development)	10,710	42,841	36,913	4,176	-	-	-	94,640
BNDES (National Bank for Economic and Social Development) Santos Lowlands	-	-	16,309	16,309	16,309	16,309	65,238	130,474
BNDES (National Bank for Economic and Social Development) PAC	-	1,475	3,176	3,176	3,176	3,176	23,822	38,001
BNDES (National Bank for Economic and Social Development) ONDA LIMPA	-	-	12,518	16,691	16,691	16,691	154,388	216,979
Other	908	3,930	453	451	489	551	1,834	8,616
Interest and charges	53,626	47,257	-	-	-	-	-	100,883
Total - Domestic	175,077	1,598,895	749,265	1,096,541	567,154	469,231	1,285,754	5,941,917

ABROAD
BID	23,140	63,693	63,693	63,693	63,693	63,693	261,982	603,587
Eurobonds	-	-	-	-	-	-	237,188	237,188
JICA	-	11,695	23,390	23,390	23,390	23,390	327,460	432,715
BID 1983AB	-	40,262	40,262	40,262	40,262	40,262	219,080	420,390
Interest and charges	19,343	2,462	-	-	-	-	-	21,805
Total Abroad	42,483	118,112	127,345	127,345	127,345	127,345	1,045,710	1,715,685
Grand Total	217,560	1,717,007	876,610	1,223,886	694,499	596,576	2,331,464	7,657,602

(vii)         Covenants

As of September 30, 2010, the Company was compliant with all covenants.

(viii)        Tiete III

Loan Agreement Nr. 2202/OC-BR executed on September 03, 2010 between SABESP – Companhia de Saneamento Basico do Estado de Sao Paulo and BID – Development Inter-American Bank, for partial financing of the River Tiete’s De-pollution Program – III Stage. Investment of US$800 million, being US$600 million of financing and US$200 million in own resources. Total term of 25 years, with 6 years of grace period. Interests: Uni-monetary mechanism with interest rates based on USD-LIBOR, calculated quarterly, as set forth in the BID’s policies and procedures.

Page: 49

11.          DEFERRED TAXES AND CONTRIBUTIONS

(a)           Balances

	HOLDING AND CONSOLIDATED
	Sep/10	Jun/10
In current assets (i)
Deferred income tax	203,552	193,654
Deferred social contribution tax	73,279	69,715
	276,831	263,369
In non current assets (ii)
Deferred income tax	418,141	456,513
Deferred social contribution tax	150,530	164,345
	568,671	620,858
In current liabilities (iii)
Deferred income tax	103	209
Deferred social contribution tax	37	75
Deferred PASEP (tax on revenue)	10,745	12,320
Deferred COFINS (tax on revenue)	7,584	14,530
	18,469	27,134
In non-current liabilities (iv)
Deferred income tax	56,554	57,064
Deferred social contribution tax	15,850	16,033
Deferred PASEP (tax on revenue)	23,299	22,005
Deferred COFINS (tax on revenue)	73,458	67,498
	169,161	162,600

	HOLDING AND CONSOLIDATED		HOLDING
	3rd Qtr/10	Jan to Sep/10	3rd Qtr/09	Jan to Sep/09
To the result of the year

Income tax	(146,196)	(466,198)	(145,564)	(422,056)
Deferred income tax	(27,858)	43,111	65,192	106,044
	(174,054)	(423,087)	(80,372)	(316,012)

Social contribution tax	(53,620)	(168,644)	(53,258)	(154,001)
Deferred social contribution tax	(10,029)	15,520	23,788	38,495
	(63,649)	(153,124)	(29,470)	(115,506)

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(i)            In current assets

Substantially calculated based on timing differences in the amount of R$814,208(Jun/2010 - R$774,616).

(ii)           In non-current assets

Substantially calculated based on timing differences in the amount of R$1,672,562 (Jun/2010 - R$1,826,052) related to the income tax and social contribution.

The Company’s Management expects to realize the long term balance, mentioned on item (ii) in 2011 in the same proportion of 2010, and the remaining to be realized in the subsequent year of 2012.

(iii)          Current Liabilities

- Income Tax and Social Contribution

Substantially calculated based on timing differences in the amount of R$413, related to the income tax and social contribution.

- Pasep and Cofins

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(iv)          In non-current liabilities

- Income and social contribution taxes

Substantially calculated based on timing differences in the amount of R$226,217(Jun/2010 - R$228,256) related to the income tax and R$176,110 (Jun/2010 - R$178,149) related to the social contribution.

- Pasep and Cofins

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(b)           Break-down of deferred taxes and contributions

	HOLDING AND CONSOLIDATED
	Sep/10	Jun/10

In current assets
Provisions for contingencies	276,831	263,369

In non-current assets
Provision for contingencies	256,889	325,914

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	HOLDING AND CONSOLIDATED
	Sep/10	Jun/10

Provision for social security obligations	169,123	168,258
Others	142,659	126,686
	568,671	620,858
Total deferred tax assets	845,502	884,227

In current liabilities
Costs in the issuance of securities	140	284
Public entity revenues	18,329	26,850
	18,469	27,134
In non-current liabilities
Costs in the issuance of securities		179
Public entity revenues	72,404	72,919
Public entity income	96,757	89,502
	169,161	162,600
Total deferred tax liabilities	187,630	189,734

(c)           Conciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

	HOLDING AND CONSOLIDATED		HOLDING
	3rd Qtr/10	Jan to Sep/10	3rd Qtr/09	Jan to Sep/09
Income before taxes on income	687,510	1,650,261	305,569	1,348,124
Statutory rate	34%	34%	34%	34%
Tax expense at statutory rate	(233,753)	(561,089)	(103,893)	(458,362)
Permanent differences
Realization of revaluation reserve	(5,882)	(12,177)	(7,371)	(22,905)
Interests on Shareholders’ Equity	-	-	-	47,253
Other differences	1,932	(2,945)	1,422	2,496
Income tax and social contribution	(237,703)	(576,211)	(109,842)	(431,518)

Current income tax and social contribution	(199,816)	(634,84)	(198,822)	(576,057)
Deferred income tax and social contribution	(37,887)	58,631	88,980	144,539
Effective tax rate	35%	35%	36%	32%

(d) Transitional Taxation Regime – RTT

For purposes of calculation of the income tax and social contribution on net income of the fiscal years 2009 and 2008, the Company and its subsidiaries elected the RTT, which allows the legal entity to eliminate the accounting effects of Law 11638/07 and the PM 449/08, converted into Law 11941/09, by means of registration in the actual profit book – LALUR or auxiliary ledgers, without any change to the accounting entries.

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In 2010, the Company has also adopted the same tax standards adopted in 2008 and 2009, once the RTT shall be in force until the effectiveness of the law that regulates the tax effects of the new accounting methods, seeking tax neutrality.

12.          PROGRAM PAES

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$316,953, as follows:

Taxes	Main	Fines	Interests	Total

Cofins	132,499	13,250	50,994	196,743
Pasep	5,001	509	2,061	7,571
Refis	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The debt is being paid in 120 months. The amounts paid in the 3rd qtr./10 and 3rd qtr./09 were respectively R$8,728 and R$8,390 and were recorded as financial expenses of R$986 in the 3rd qtr/10 and R$1,323 in the 3rd qtr/09. The outstanding balance on September 30, 2010 is R$96,321. The assets given in guarantee for the previous Refis Program, in the amount of R$249,034 continue to guarantee the amounts of the Paes Program.

13.          SOCIAL SECURITY LIABILITIES

The Company sponsors Fundação Sabesp de Seguridade Social - Sabesprev, an entity established in August 1990 with the main purpose of managing the pension plan and the welfare program for Sabesp’s employees.

As of July, 2010, aiming at resolving the deficit referring to the Defined Benefit Plan (BD), Sabesp and Sabesprev have structured a process through which the participants may elect to change from the Defined Benefit Plan to a Defined Benefit Plan, the Sabesprev Mais.

The period for the plan migration, from July to November,2010, was suspended through an injunctive relief granted by the Court of Justice of the State of Sao Paulo, on October 20, 2010 until the claims from the parties involved are considered.

On September 30, 2010, after the movement of the participants, the Defined Benefit Plan remained with 16,807 participants and the Defined Contribution Plan remained with 3,120 participants, respectively.

The monthly contributions to the defined benefit plan correspond to 2.1% from the Company and 2.3% from the participants.

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The contribution by the participants presented above is the average, since the discount amount varies in function of the salary range, between 1% and 8.5%.

In the case of the Defined Contribution Plan, the Company’s contributions correspond to 100% of the basic contribution made by partcipants.

As set forth by CVM regulation, the gains arising from anticipated reductions of a plan must be recognized upon their occurrence. Thus, the amount of the unrecognized actuarial gain, of R$178,583, must be reduced by the gain specific to the migration process.

The break-down of the anticipated reduction is presented in the table below:

RECONCILIATION OF (ASSETS) AND LIABILITIES	BEFORE REDUCTION	ACTUARIAL GAIN IN MIGRATION	AFTER REDUCTION
Actuarial Obligations	1,488,747	(107,159)	1,381,588
Fair value of plan assets	(1,133,150)	(93,877)	(1,039,273)
Present value of unfunded obligations	355,597	(13,282)	342,315
Unrecognized actuarial (gains) or losses	(165,301)	(956)	(164,345)
Unrecognized past service cost	-	-	-
Total Net Actuarial Liability/(Asset)	520,898	(14,238)	506,660

Regarding the Defined Contribution Plan, the commitment amount calculated for all participants that migrated up until September, 2010, by the actuarial evaluation, was R$25,321, being R$14,232 to Active and R$11,089 to the Assisted participants. Resulting in the Company having already made payments of R$8,183 until September 30, 2010.

On September 30, 2010, based on an independent report, calculated by the Projected Credit Unit, the Company had a net actuarial commitment with the Defined Benefit Plan of R$506,660 (R$480,103 in 2009) which represents the difference between the present value of the Company’s obligations related to the employed, retired and pensioned participants and the guaranteeing assets, demonstrated as follows:

HOLDING AND CONSOLIDATED
(i) Conciliation of Assets and Liabilities	Sep-2010	2009
Present value of the actuarial obligations	(1,381,588)	(1,422,993)
Fair value of assets	1,039,273	982,422
Gains to be recognized in future years	(164,345)	(39,532)
Net liability recognized in the balance sheet	(506,660)	(480,103)

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(ii) Expenses recognized in the income statement (Defined Benefit Plan)

Cost of current service	21,059	31,116
Cost of interests	115,764	155,514
Proceeds expected from the plan assets	(73,682)	(92,309)
Employee’s contributions	(11,418)	(21,235)
Total	51,723	73,086

Sponsor’s contribution	(10,928)	-

Total Expenses	40,795	73,086

(iii) Activity of Net Actuarial Liability

Present Value of the net actuarial obligation in the beginning of the year	(480,103)	(419,871)
Cost of current service	(21,059)	(31,116)
Cost of interests	(115,764)	(155,514)
Proceeds expected from the plan assets	73,682	92,309
Employee’s contributions	11,418	21,235
Impact resulting from the reduction of the benefit plan	14,238	-
Total	(517,588)	(492,957)
Company’s actual contributions in the year	10,928	12,854
Present value of the plan assets in the beginning of the year	(506,660)	(480,103)

(iv) Evolution of the Fair Value of the Assets

Fair value of the plan assets in the beginning of the year	982,422	976,545
Actual proceeds of the fair value of the assets	77,724	19,501
Actual contributions in the year	22,346	34,089
Benefits paid	(43,220)	(47,713)
Fair value of the plan assets at the end of the year	1,039,272	982,422

(v) Evolution of the Present Value of the Obligations

Present value of the obligations in the beginning of the year	1,422,993	1,433,710
Cost of current service	21,059	31,116
Cost of interests	115,764	155,514
Benefits paid	(43,220)	(47,713)
Loss in the present value of the obligations	(135,008)	(149,634)
Present value of the obligations at the end of the year	1,381,588	1,422,993

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(vi) Estimated Expenses	Oct to Dec-2010	2010

Cost of current service	6,141	28,079
Cost of interests	36,706	154,352
Expected proceeds of the plan assets	(27,952)	(98,242)
(Gain)/Loss Amortization	(594)	-
Employee’s Contributions	(10,114)	(23,657)
Total	4,187	60,532

(vii)         Actuarial Assumptions

Several statistics and other factors aim at anticipating future events in the calculation of expense and liability related to these plans. These factors include assumptions on discount rate, expected return of the asset and increase of the rate of future compensation, in addition to subjective factors, such as layoff ratio, turn-over and mortality. The actuarial assumptions used by the Company are regularly reviewed and may differ in a relevant way from current results according to changes to market and economic conditions, regulatory factors, judicial regulations, increase or decrease in the layoff ration or in life expectancy of the participants. These differences may result in a relevant impact in the expense amount with the private pension institution recorded by the Company.

Economic Assumptions	Sep - 2010	2009

Discount rate	10,85% p.a.	10,85% p.a.
Assets expected rate of return	10,85% p.a.	10,85% p.a.
Future salary growth	6,08% p.a.	6,08% p.a.
Growth of the social security benefits and the limits	4,00% p.a.	4,00% p.a.
Capacity factor
- Salaries	98%	98%
- Benefits	98%	98%
Demographic assumptions for	Set - 2010	2009
Mortality table	AT 83	AT 83
Disabled mortality table	RRB 44	RRB 44
Disable entry table	RRB 44	RRB 44
Turn over table	Prudential	Prudential
Retirement age	First age entitled to one of the benefits	First age entitled to one of the benefits
% of married participants at the retirement date	95%	95%
Age difference between the participant and the spouse	Wives are 4 years younger than husbands	Wives are 4 years younger than husbands

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Assistance Plan

Managed by the Fundaçao Sabesp of Seguridade Social – Sabesprev, it is comprised of an optional health plan, of free choice, maintained by contributions by the participants and the sponsor, which in the year were the following:

Company: 7.5% (2008-7.1%) average on gross payroll;

Participants: 3.21% on base salary and bonuses, which corresponds to 2.3% average on the gross payroll.

14.          PROFIT SHARING

In the quarter ended September 30, 2010 R$11,778 was accrued, which is recorded under payroll and related charges, in current liabilities, related to the period from January to December 2010, based on the attainment of goals set during negotiations between the Company and entities representing the employees.

15.          PROVISIONS FOR CONTINGENCIES

	Jun/10	Additions	Deductions	Interest, monetary restatements and reversals	Jun/10
Customers	891,829	25,722	(62,572)	(129,944)	725,035
Suppliers	364,310	910	(5,513)	(5,102)	354,605
Other civil lawsuits	187,097	6,238	(9,491)	(8,102)	175,742
Tax	66,424	63	(2,336)	(853)	63,298
Labor	110,017	18,843	(3,536)	3,503	128,827
Environmental	45,934	903	(256)	14,101	60,682
Subtotal	1,665,611	52,679	(83,704)	(126,397)	1,508,189
Escrow deposits	(99,598)	(5,293)	3,755	(4,985)	(106,121)
Total	1,566,013	47,386	(79,949)	(131,382)	1,402,068

Management, based on analysis together with its legal counsels, recorded a provision in amount considered sufficient to face probable losses in judicial law suits. In current liabilities, in the “ Provisions”  item, the amounts related to judicial law suits in phase of execution of sentence present the amount of R$759,000 (Jun/2010 – R$713,318) in non current liabilities, in the “ Provisions”  item, in the amount of R$643,068 (Jun/2010 – R$852,695).

(i)            Customers - Approximately 1,420 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by Sabesp. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized provisions when the likelihood of loss is considered probable.

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(ii)           Suppliers - Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable.

(iii)          Other civil lawsuits - refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv)          Tax lawsuits - the provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel, duly accrued when classified as probable losses.

(v)           Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi)          Environmental lawsuits - refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts recognized in provision do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which such lawsuits are and Management’s impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, which are considered by its legal counsel as possible losses, and are not recorded in the books. The amount attributed to these lawsuits and proceedings is approximately R$2,255,000 as of September 30, 2010 (Jun/2010 - R$2,222,200).

16.          SHAREHOLDERS’ EQUITY

(a)           Authorized capital

The Company is authorized to increase capital up to R$10,000,000, based on a Board of Directors’ resolution, after submission to the Supervisory Boards.

(b)           Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 227,836,623 registered common shares, with no par value, held as follows:

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	Number of shares	%
State Finance Department	114,508,085	50.26
Companhia Brasileira de Liquidação e Custódia	52,444,354	23.02
The Bank Of New York ADR Department (Equivalent in shares) (*)	60,222,764	26.43
Other	661,420	0.29
	227,836,623	100.00

(*) Each ADR is equal to 2 shares

(c)           Payment to shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income, calculated according to Brazilian Corporate Law. No interests accrue on dividends approved, and the amounts not claimed within 3 years from the date of the General Shareholders´ Meeting that approved them will prescribe in favor of the Company.

(d)           Capital reserve

Capital reserve includes tax incentives and donations through 2007.

(e)           Revaluation reserve

As provided for by CVM Instruction No. 197/93, the Company decided not to record income and social contribution taxes on the revaluation reserve of property, plant and equipment items recognized in 1991.

The reserve is being realized as a contra entry to the caption “retained earnings”, on the same proportion as the depreciation and write-off of the respective assets.

The balances of the revaluation reserve will be maintained until their effective realization.

(f)           Changes in the caption “retained earnings”

	Sep/10	Sep/09
Previous Balance	680,889	627,587
Realization of Revaluation Reserve	(20,830)	21,678
Current Year’s Results	449,807	195,727
Current Balance	1,109,866	844,992

(g)           Reserve for investments

The reserve for investments is specifically made up of the portion corresponding to the Company’s own resources that will be used for the expansion of the water supply and sewage sanitation systems.

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17.          FINANCIAL INSTRUMENTS AND RISK

(a)           Identification and valuation of the financial instruments

The Company operates with several financial instruments with emphasis in cash and cash equivalents, including financial investments and loans and financings, described as follows.

The Company did not perform transactions with derivatives in 2010 and 2009.

(i)            Cash & cash equivalents, accounts receivable, other current assets and accounts payable

The amounts recorded approximate the realization amounts.

Cash equivalents correspond to the financial investments expressed in reais and have immediate liquidity.

(ii)           Investments

It consists, mainly, in the equity interest in the company Sesamm (pursuant Note 7) recorded by the equity method of accounting, in which the Company has strategic interest. Considerations of market value of the shares held are not applicable.

(iii)          Loans and Financings

In accordance with accounting standards related to the financial instruments, it follows demonstrated below the market values of the projected cash flows, at fair value, of loans and financings on September 30, 2010.

	Sep/10		Sep/10
	Equity amount	Equity amount	Equity amount	Market value
Banking Loans
Foreign Currency (iv)	1,715,685	2,083,049	1,788,904	2,313,570
Debentures (i)	2,718,772	3,418,037	2,977,350	3,342,763
BNDES (ii)	482,198	482,198	470,914	470,914
Others (iii)	2,740,947	3,033,184	2,195,242	2,417,560
	7,657,602	9,016,468	7,432,410	8,544,807

In order to obtain the market values of Financial Instruments, the following criteria have been adopted:

(i)                   Debentures are financings considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates, disclosed by Anbima in the secondary market, having as basis September 30, 2010 and the Company’s security traded in the domestic market.

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(ii)                 Financings - BNDES, those are instruments considered by the nominal amount restated up to the maturity date, that have as characteristics the indexation to the TJLP, which is a specific modality, not being compared to no other market rate.

Therefore, the Company's choice was to publish as market value the amount accounted as of September 30, 2010.

(iii)                Other financings in national currency are considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates. The forward rates used were obtained at the BM&F website.

(iv)               Foreign currency financings are controlled in the original currency, converted at the foreign exchange rate at the date of the balance sheet, discounted to present value using the forward market rate obtained in the Bloomberg, base don the Company’

Additionally, the Company has an instrument indexed to the YEN [JICA (Note 10)], which, in addition of the premises above, was considered in the conversion to present value the parity of the original currency of the instrument related to the dollar.

(b)           Market risks

(i)            Foreign exchange rate risk

This risk results from the possibility of the Company in incur in losses on account of fluctuations in the foreign exchange rates that impact the balances of loans and financings in foreign currency funded in the market and, consequently, the financial expenses. The Company does not maintain “hedge” or “swap” operations, however, the company performs an active management of the debt, seeking to reduce the exposure in foreign currency, taking advantage of the windows of opportunity, to exchange expensive debts to cheaper debts, reducing the cost by means of anticipation of the maturity dates.

A significant portion of the Company’s financial debt was linked to the US dollar and to the Yen, in the total amount of R$1,715,685 (Note 10). The table below summarizes the Company’s exposure to exchange rates at September 30, 2010.

	In thousands
	US$	Japanese Yen
Loans and financing	746,267	21,316,000

(c)           Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. As of September 30, 2010, the Company had R$2,659,925 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

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Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

(iii)          Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

(c)           Sensitivity analysis

Following is presented the table demonstrating the sensitivity analysis of the financial instruments that may generate significant impacts to the Company.

Under the terms of CVM instruction nr. 475/08, in order to demonstrate the amounts of the main financial liabilities converted at a projected rate for final settlement of each contract, converted to fair value (Scenario I) with 25% appreciation (Scenario II) and 50% appreciation (Scenario III).

	Sep/2010
Financial Instruments	Risk	Scenario I R$	Scenario II R$	Scenario III R$
Financial Liability Loans and Financings
Banco do Brasil, CEF	Increase in UPR	1,203,035	1,206,711	1,211,214
Debentures	Increase in IGPM	431,014	538,768	646,521
Debentures	Increase in IPCA	147,298	184,123	220,947
BID and Eurobonds	Increase in the US$	863,418	1,079,272	1,295,126
JICA	Increase in the Yen	132,346	165,433	198,519

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The indexes used for each scenario are based on the number of days to elapse for each contract, the amounts expressed above were summarized.

The rates were projected based on the settlement dates of each financial instrument; the information was obtained out of BM&F website.

These sensitivity analysis have the objective to measure the impact of the changes in the market variables on the Company’s financial instruments. Such amounts, when settled, may present values different from those demonstrated above, due to the estimates used in their preparation process.

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18.          OPERATING REVENUE

	3rd Qtr/10	Jan to Sep/10	3rd Qtr/09	Jan to Sep/09

São Paulo’s Metropolitan Region	1,464,278	4,300,738	1,335,909	4,469,216
Regional systems (i)	512,259	1,465,860	413,167	802,879
Total	1,976,537	5,766,598	1,749,076	5,272,095

(i)       Comprises municipalities operating in inland and coastal regions of the State of São Paulo.

19.          OPERATING COSTS AND EXPENSES

	HOLDING

	3rd Qtr/10	Jan to Sep/10	3rd Qtr/09	Jan to Sep/09
Cost of sales and services
Payroll and related charges	(263,669)	(771,399)	(265,849)	(913,905)
General supplies	(33,777)	(94,400)	(35,784)	(100,657)
Treatment supplies	(31,581)	(98,720)	(33,400)	(105,266)
Outside services	(136,855)	(438,946)	(138,242)	(447,306)
Electricity	(131,834)	(390,779)	(121,004)	(358,925)
General expenses	(87,068)	(109,433)	(11,606)	(32,899)
Depreciation and amortization	(138,667)	(423,526)	(156,209)	(468,408)
	(823,451)	(2,327,203)	(762,094)	(2,427,366)
Selling expenses
Payroll and related charges	(48,297)	(144,165)	(48,916)	(161,327)
General supplies	(1,623)	(4,612)	(1,923)	(5,735)
Outside services	(55,509)	(167,234)	(61,478)	(144,426)
Electricity	(184)	(586)	(195)	(536)
General expenses	(21,235)	(52,428)	(16,297)	(47,189)
Depreciation and amortization	(1,322)	(3,789)	(1,097)	(3,367)
Allowance for doubtful accounts, net of recoveries [Note 4 (c(ii))]	(88,631)	(257,911)	(71,509)	(234,658)
	(216,801)	(630,725)	(201,415)	(597,238)
Administrative expenses:
Payroll and related charges	(36,087)	(114,026)	(39,765)	(128,171)
General supplies	(941)	(3,956)	(1,756)	(4,716)
Outside services	(28,868)	(104,991)	(36,592)	(102,493)
Electricity	(243)	(916)	(232)	(730)
General expenses	(57,822)	(113,032)	(117,918)	(166,022)
Depreciation and amortization	(4,460)	(11,942)	(4,173)	(12,879)
Tax expenses	(11,711)	(50,530)	(9,419)	(43,450)
	(140,132)	(399,393)	(209,855)	(458,461)
Costs, and selling and administrative expenses:
Payroll and related charges	(348,053)	(1,029,590)	(354,530)	(1,203,403)
General supplies	(36,341)	(102,968)	(39,463)	(111,108)
Treatment supplies	(31,581)	(98,720)	(33,400)	(105,266)
Outside services	(221,232)	(711,171)	(236,312)	(694,225)
Electricity	(132,261)	(392,281)	(121,431)	(360,191)
General expenses	(166,125)	(274,893)	(145,821)	(246,110)
Depreciation and amortization	(144,449)	(439,257)	(161,479)	(484,654)
Tax expenses	(11,711)	(50,530)	(9,419)	(43,450)
Allowance for doubtful accounts, net of recoveries - [Note 4 (c(ii))]	(88,631)	(257,911)	(71,509)	(234,658)
	(1,180,384)	(3,357,321)	(1,173,364)	(3,483,065)
Financial expenses:
Interest and charges on loans and financing - local currency	(124,075)	(348,563)	(98,709)	(296,102)
Interest and charges on loans and financing - foreign currency	(11,675)	(39,156)	(14,955)	(49,927)
Interest on Shareholders’ Equity	-	-	-	(138,980)
Interest on Shareholders’ Equity (reversal)	-	-	-	138,980
Other financial expenses	(66,294)	(134,754)	(23,608)	(69,863)
Income tax on remittance abroad	(654)	(2,295)	(672)	(2,639)
Monetary variation on loans and financing	(15,438)	(64,275)	1,887	854
Other foreign monetary variations	(27,850)	(41,753)	(8,260)	(20,134)
Provisions for financial contingencies	126,397	14,071	(157,207)	(179,679)
	(119,589)	(616,725)	(301,524)	(617,490)

Financial income:
Monetary variation gains	20,090	90,954	11,646	42,010
Income from temporary cash investments	43,527	89,748	15,058	62,366
Interest and others	17,171	59,268	13,898	56,562
	80,788	239,970	40,602	160,938

Financial expenses before exchange variations, net	(38,801)	(376,755)	(260,922)	(456,552)

Exchange variations, net
Exchange variation on loans and financing	60,518	22,102	104,748	375,442
Other foreign exchange variations	(18)	(178)	(986)	(986)
Exchange gains	25	154	133	(7,369)
	60,525	22,078	103,895	367,087

Financial expenses, net	21,724	(354,677)	(157,027)	(89,465)

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	CONSOLIDATED

	3rd Qtr/10	Jan to Sep/10	3rd Qtr/09	Jan to Sep/09
Cost of sales and services
Payroll and related charges	(263,669)	(771,399)	(265,849)	(913,905)
General supplies	(33,777)	(94,400)	(35,784)	(100,657)
Treatment supplies	(31,581)	(98,720)	(33,400)	(105,266)
Outside services	(136,855)	(438,946)	(138,242)	(447,306)
Electricity	(131,834)	(390,779)	(121,004)	(358,925)
General expenses	(87,068)	(109,433)	(11,606)	(32,899)
Depreciation and amortization	(138,667)	(423,526)	(156,209)	(468,408)
	(823,451)	(2,327,203)	(762,094)	(2,427,366)
Selling expenses
Payroll and related charges	(48,297)	(144,165)	(48,916)	(161,327)
General supplies	(1,623)	(4,612)	(1,923)	(5,735)
Outside services	(55,509)	(167,234)	(61,478)	(144,426)
Electricity	(184)	(586)	(195)	(536)
General expenses	(21,235)	(52,428)	(16,297)	(47,189)
Depreciation and amortization	(1,322)	(3,789)	(1,097)	(3,367)
Allowance for doubtful accounts, net of recoveries [Note 4 (c(ii))]	(88,631)	(257,911)	(71,509)	(234,658)
	(216,801)	(630,725)	(201,415)	(597,238)
Administrative expenses:
Payroll and related charges	(36,160)	(114,284)	(39,828)	(128,358)
General supplies	(943)	(3,962)	(1,758)	(4,722)
Outside services	(28,896)	(105,057)	(36,602)	(102,664)
Electricity	(243)	(917)	(232)	(731)
General expenses	(57,835)	(113,079)	(117,929)	(166,040)
Depreciation and amortization	(4,461)	(11,944)	(4,174)	(12,881)
Tax expenses	(11,729)	(50,548)	(9,419)	(43,454)
	(140,267)	(399,791)	(209,942)	(458,850)
Costs, and selling and administrative expenses:
Payroll and related charges	(348,126)	(1,029,848)	(354,593)	(1,203,590)
General supplies	(36,343)	(102,974)	(39,465)	(111,114)
Treatment supplies	(31,581)	(98,720)	(33,400)	(105,266)
Outside services	(221,260)	(711,237)	(236,322)	(694,396)
Electricity	(132,261)	(392,282)	(121,431)	(360,192)
General expenses	(166,138)	(274,940)	(145,832)	(246,128)
Depreciation and amortization	(144,450)	(439,259)	(161,480)	(484,656)
Tax expenses	(11,729)	(50,548)	(9,419)	(43,454)
Allowance for doubtful accounts, net of recoveries - [Note 4 (c(ii))]	(88,631)	(257,911)	(71,509)	(234,658)
	(1,180,519)	(3,357,719)	(1,173,451)	(3,483,454)
Financial expenses:
Interest and charges on loans and financing - local currency	(124,075)	(348,563)	(98,709)	(296,102)
Interest and charges on loans and financing - foreign currency	(11,675)	(39,156)	(14,955)	(49,927)
Interest on Shareholders’ Equity	-	-	-	(138,980)
Interest on Shareholders’ Equity (reversal)	-	-	-	138,980
Other financial expenses	(66,294)	(134,754)	(23,613)	(69,868)
Income tax on remittance abroad	(654)	(2,295)	(672)	(2,639)
Monetary variation on loans and financing	(15,438)	(64,275)	1,887	854
Other foreign monetary variations	(27,850)	(41,753)	(8,260)	(20,134)
Provisions for financial contingencies	126,397	14,071	(157,207)	(179,679)
	(119,589)	(616,725)	(301,529)	(617,495)

Financial income:
Monetary variation gains	20,090	90,954	11,646	42,010
Income from temporary cash investments	43,548	89,808	15,120	62,620
Interest and others	17,171	59,268	13,898	56,562
	80,809	240,030	40,664	161,192

Financial expenses before exchange variations, net	(38,780)	(376,695)	(260,865)	(456,303)

Exchange variations, net
Exchange variation on loans and financing	60,518	22,102	104,748	375,442
Other foreign exchange variations	(18)	(178)	(986)	(986)
Exchange gains	25	154	133	(7,369)
	60,525	22,078	103,895	367,087

Financial expenses, net	21,745	(354,617)	(156,970)	(89,216)

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20.          OTHER OPERATING INCOME AND EXPENSES

The break-down of “other operating income (expenses), net” is the following:

	HOLDING AND CONSOLIDATED

	3rd Qtr/10	Jan to Sep/10	3rd Qtr/09	Jan to Sep/09
Other operating expenses	17,376	41,794	17,087	36,992
Cofins and Pasep	(1,607)	(3,866)	(1,581)	(3,422)
	15,769	37,928	15,506	33,570
Other operating expenses	(5,120)	(32,757)	(8,487)	(18,736)

other operating income (expenses), net	10,649	5,171	7,019	14,834

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Other operating revenues include sales of fixed assets, sales of public notices, scraps, indemnifications and expense reimbursements, fines and pledges, lease of real estate, water of reuse, Pura´s projects and services, Aqualog and other technical services.

The other operating expenses comprise: (i) the write-off of items of fixed assets by obsolescence, deactivated works, unproductive wells, economically unfeasible projects and loss with fixed assets and (ii) provision referring to the actuarial obligation of State Law 4819/58 (note 5).

21.          AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the providing of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

1. The Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: “Programa Córrego Limpo” (Clean River Program) and “Programa de Uso Racional da Água - PURA” (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

2. Starting November 14, 2007, Agreement date, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the Municipality;

3. The Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007, the date of this Agreement’s execution;

On June 23, 2010 the State of Sao Paulo, through its Governor, the Municipality of Sao Paulo and the Regulating Agency of Sanitation and Energy – ARSESP entered into the Agreement provided in the initial instrument, signed in November 14, 2007.

The Agreement, signed in June 23, 2010 has as object to share the responsibility for offering the service of water supply and sanitation sewage in the capital, in the next 30 years, extendable for equal period. Additionally, it attributes to Sabesp exclusivity in the provision of services and defines ARSESP as responsible for the regulating functions, including tariff, control and inspection of services.

Also on June 23, 2010 it was signed the “Agreement of Provision of Public Services of Water Supply and Sanitation Sewage”. The Agreement was entered into between the State of Sao Paulo, the Municipality of Sao

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Paulo and Sabesp, for the period of 30 years, extendable for equal period, encompassing the following activities:

  the protection of mananciais, in articulation with other bodies of the State and the Municipality;
  capitation, adduction and treatment of gross water;
  collection, transportation and final disposal of sanitation sewage; and
  adoption of other actions of basic and environmental sanitation.

The municipal law 14934/09 authorized the municipal executive power to execute the abovementioned instruments with the signatories also mentioned above.

22.          STATEMENT OF VALUE ADDED - DVA

The statement of value-added, prepared in accordance with CVM Resolution nr. 557/08 (CPC 09) presents the result of the period under the generation and distribution of wealth point of view, which four mainly beneficiaries of the wealth generation by the activities are: the employees, the government, capital of third parties and the shareholders’ capital.

	Explanatory Note	HOLDING				CONSOLIDATED
		Jan-Sep/10		Jan-Sep/09		Jan-Sep/10		Jan-Sep/09

1 - Revenues
1.1) Revenues from Products and Services	18	5,766,598		5,272,095		5,766,598		5,272,095
1.2) Other revenues	20	41,794		36,992		41,794		36,992
1.3) Revenues related to the construction of own assets		204,479		(22,584)		204,479		(22,584)
1.4) Allowance for doubtful accounts - set up	19	(257,911)		(234,658)		(257,911)		(234,658)
		5,754,960		5,051,845		5,754,960		5,051,845

2 - Inputs acquired from third parties
2.1) Cost of sale and services provided		(1,099,571)		(1,019,575)		(1,099,572)		(1,019,575)
2.2) Supplies, electricity and power, third party’s services and others		(476,338)		(496,062)		(476,434)		(496,240)
2.3) Other operating expenses	20	(32,757)		(18,736)		(32,757)		(18,736)
		(1,608,666)		(1,534,373)		(1,608,763)		(1,534,551)

3 - Gross Value Added (1-2)		4,146,294		3,517,472		4,146,197		3,517,294

4 - Retentions
4.1) Depreciation and Amortization		(440,387)		(486,030)		(440,389)		(486,031)

5 - Net value added produced by the Company (3-4)		3,705,907		3,031,442		3,705,808		3,031,263

6 - Value added produced in transfer
6.1) Equity result		(338)		(140)		-		-
6.2) Financial income	19	240,124		153,569		240,184		153,823
		239,786		153,429		240,184		153,823

7 - Value added to allocate		3,945,693		3,184,871		3,945,992		3,185,086

8 - Value added allocated

8.1) Personnel
8.1.1 Direct compensation		641,752	16.3%	693,206	21.8%	641,959	16.3%	693,349	21.8%
8.1.2 Benefits		209,641	5.3%	231,110	7.2%	209,648	5.3%	231,118	7.2%
8.1.3 FGTS		67,971	1.7%	177,424	5.6%	67,983	1.7%	177,434	5.6%
		919,364	23.3%	1,101,740	34.6%	919,590	23.3%	1,101,901	34.6%
8.2) Taxes, fees and contributions
8.2.1 Federal		1,188,673	30.2%	998,515	31.3%	1,188,723	30.2%	998,545	31.3%
8.2.2 State		28,063	0.7%	28,004	0.9%	28,063	0.7%	28,004	0.9%
8.2.3 Municipal		23,909	0.6%	16,513	0.5%	23,909	0.6%	16,514	0.5%
		1,240,645	31.5%	1,043,032	32.7%	1,240,695	31.5%	1,043,063	32.7%

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	Explanatory Note	HOLDING				CONSOLIDATED
		Jan-Sep/10		Jan-Sep/09		Jan-Sep/10		Jan-Sep/09

8.3) Remuneration of Third Parties’ Capital
8.3.1 Interests, foreign exchange and monetary variation		687,297	17.4%	104,246	3.3%	687,297	17.4%	104,251	3.3%
8.3.2 Lease		24,337	0.6%	19,247	0.6%	24,361	0.6%	19,265	0.6%
		711,634	18.0%	123,493	3.9%	711,658	18.0%	123,516	3.9%

8.4) Compensation of shareholders’ equity
8.4.1 Interests on shareholders’ equity		-	0.0%	138,980	4.4%	-	0.0%	138,980	4.4%
8.4.2 Retained earnings		1,074,050	27.2%	777,626	24.4%	1,074,050	27.2%	777,626	24.4%
		1,074,050	27.2%	916,606	28.8%	1,074,050	27.2%	916,606	28.8%

Value added allocated		3,945,693	100.0%	3,184,871	100.0%	3,945,992	100.0%	3,185,086	100.0%

23.          SUBSEQUENT EVENTS

- ProBillings

Loan Agreement Nr. BZ-P17, executed on October 14, 2010 between SABESP – Companhia de Saneamento Basico do Estado de Sao Paulo and JICA – Japan International Cooperation Agency, for financing the Integrated Program of Environmental Improvement in the Area of Manantial of the Billings Reservoir. Investment of ¥ 12,357 billion, approximately R$251,712, being ¥ 6,208 billion of financing, approximately R$126,457 and ¥ 6,149 billion in own resources, approximately R$125,255. Total period of 25 years, with 7 years of grace period. Interests: 1.2% per year for civil works and 0.01% per year for consulting.

Page: 69

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

1. Financial Highlights

In millions of R$

			Variation				Variation
	3Q09	3Q10	R$	%	Jan-Sep/09	Jan- Sep /10	R$	%
(+) Gross operating revenues	1,749.1	1,976.5	227.4	13.0	5,272.1	5,766.6	494.5	9.4
(-) COFINS and PASEP	120.1	140.9	20.8	17.3	366.1	409.2	43.1	11.8
(=) Net operating revenues	1,629.0	1,835.6	206.6	12.7	4,906.0	5,357.4	451.4	9.2
(-) Costs and expenses	1,173.4	1,180.4	7.0	0.6	3,483.1	3,357.3	(125.8)	(3.6)
(+) Equity result	-	(0.1)	(0.1)	-	(0.1)	(0.3)	(0.2)	200.0
(=) Income before financial expenses (EBIT*)	455.6	655.1	199.5	43.8	1,422.8	1,999.8	577.0	40.6
(+) Depreciation and amortization	161.5	144.5	(17.0)	(10.5)	484.6	439.2	(45.4)	(9.4)
(=) EBITDA**	617.1	799.6	182.5	29.6	1,907.4	2.439.0	531.6	27.9
EBITDA Margin %	37.9	43.6			38.9	45.5
Net income	195.7	449.8	254.1	129.8	916.6	1,074.1	157.5	17.2
Net income per one thousand shares in R$	0.86	1.97			4.02	4.71

(*) Earnings before interest and taxes on income;

(**) Earnings before interest, taxes, depreciation and amortization;

In the 3Q10, the net operating revenue totaled R$1.8 billion, 12.7% growth in relation to 3Q09. Costs and expenses, in the amount of R$1.2 billion suffered a 0.6% in relation to the 3Q09. EBITDA increased from R$617.1 million to R$799.6 million in the 3Q10, with 29.6% increase.

EBIT presented a 43.8% growth, from R$455.6 million in the 3Q09 to R$655.1 million in the 3Q10

2. Gross operating revenue

In the 3Q10, the gross operating revenue presented a R$227.4 million increase, or 13.0%, from R$1.7 billion in 3Q09 to R$2.0billion in 3Q10. The main factors responsible for such variance were the tariff adjustment of 4.44% applied in 2009 and 2010 and the growth of volume billed in 5.6% as compared to the same quarter of 2009.

3. Volume invoiced

In the following charts are demonstrated the volumes invoiced of water and sewage, according to the category of use and region, in the 3Q09, 3Q10, and in the first nine months of 2009 and 2010.

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	3Q09	3Q10	Var. %	3Q09	3Q10	Var. %	3Q09	3Q10	Var. %
Residential	338.8	357.7	5.6	274.5	291.8	6.3	613.3	649.5	5.9
Commercial	38.0	40.3	6.1	35.3	37.6	6.5	73.3	77.9	6.3
Industrial	8.6	9.3	8.1	8.7	9.3	6.9	17.3	18.6	7.5
Public	11.3	12.9	14.2	9.3	10.2	9.7	20.6	23.1	12.1
Total Retail	396.7	420.2	5.9	327.8	348.9	6.4	724.5	769.1	6.2
Wholesale	71.7	73.3	2.2	8.1	6.6	(18.5)	79.8	79.9	0.1
Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-
Grand Total	468.5	493.6	5.4	335.9	355.5	5.8	804.4	849.1	5.6

Page: 70

JANUARY TO SEPTEMBER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	Jan-Sep/09	Jan-Sep/10	Var. %	Jan-Sep/09	Jan-Sep/10	Var. %	Jan-Sep/09	Jan-Sep/10	Var. %
Residential	1,035.2	1,079.1	4.2	834.6	876.0	5.0	1,869.8	1,955.1	4.6
Commercial	115.4	120.9	4.8	106.5	112.3	5.4	221.9	233.2	5.1
Industrial	25.5	27.6	8.2	25.5	27.9	9.4	51.0	55.5	8.8
Public	34.6	37.3	7.8	28.4	29.9	5.3	63.0	67.2	6.7
Total Retail	1,210.7	1,264.9	4.5	995.0	1,046.1	5.1	2,205.7	2,311.0	4.8
Wholesale	215.2	219.2	1.9	22.4	21.9	(2.2)	237.6	241.1	1.5
Reuse Water	0.2	0.2	-	-	-	-	0.2	0.2	-
Grand Total	1,426.1	1,484.3	4.1	1,017.4	1,068.0	5.0	2,443.5	2,552.3	4.5

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	3Q09	3Q10	Var. %	3Q09	3Q10	Var. %	3Q09	3Q10	Var. %
Metropolitan	266.2	278.7	4.7	224.4	236.2	5.3	490.6	514.9	5.0
Regional (2)	130.5	141.5	8.4	103.4	112.7	9.0	233.9	254.2	8.7
Total retail	396.7	420.2	5.9	327.8	348.9	6.4	724.5	769.1	6.2
Bulk	71.7	73.3	2.2	8.1	6.6	(18.5)	79.8	79.9	0.1
Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-
Grand Total	468.5	493.6	5.4	335.9	355.5	5.8	804.4	849.1	5.6

JANUARY TO SEPTEMBER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	Jan-Sep/09	Jan-Sep/10	Var. %	Jan-Sep/09	Jan-Sep/10	Var. %	Jan-Sep/09	Jan-Sep/10	Var. %
Metropolitan	805.5	834.8	3.6	676.1	706.1	4.4	1,481.6	1,540.9	4.0
Regional (2)	405.2	430.1	6.1	318.9	340.0	6.6	724.1	770.1	6.4
Total retail	1,210.7	1,264.9	4.5	995.0	1,046.1	5.1	2,205.7	2,311.0	4.8
Bulk	215.2	219.2	1.9	22.4	21.9	(2.2)	237.6	241.1	1.5
Reuse Water	0.2	0.2	-	-	-	-	0.2	0.2	-
Grand Total	1,426.1	1,484.3	4.1	1,017.4	1,068.0	5.0	2,443.5	2,552.3	4.5

(1) Not audited

(2) Comprised by the coastal region and country side

Page: 71

4. Costs, selling and administrative expenses

In the 3Q10, the costs of products and services provided, administrative and commercial expenses, had an increase of 0.6%, corresponding to R$7.0 million. The participation of the costs and expenses in the net revenue decreased from 72.0% in the 3to 64.3% in the 3Q10.

In millions of R$

			Variation				Variation
	3Q09	3Q10	R$	%	Jan-Sep/09	Jan- Sep /10	R$	%
Payroll and related charges	354.6	348.1	(6.5)	(1.8)	1,203.4	1,209.6	(173.8)	(14.4)
General supplies	39.5	36.3	(3.2)	(8.1)	111.1	103.0	(8.1)	(7.3)
Treatment supplies	33.4	31.6	(1.8)	(5.4)	105.3	98.7	(6.6)	(6.3)
Outside services	236.3	221.2	(15.1)	(6.4)	694.2	711.2	17.0	2.4
Electricity	121.4	132.3	10.9	9.0	360.2	392.3	32.1	8.9
General expenses	145.8	166.1	20.3	13.9	246.1	274.9	28.8	11.7
Tax expenses	9.4	11.7	2.3	24.5	43.5	50.5	7.0	16.1
Subtotal	940.4	947.3	6.9	0.7	2,763.8	2,660.2	(103.6)	(3.7)
Depreciation and amortization	161.5	144.5	(17.0)	(10.5)	484.6	439.2	(45.4)	(9.4)
Credits write-off	71.5	88.6	17.1	23.9	234.7	257.9	23.2	9.9
Costs, and administrative and selling expenses	1,173.4	1,180.4	7.0	0.6	3,483.1	3,357.3	(125.8)	(3.6)
Percentage of Net Revenue (%)	72.0	64.3			71.0	62.7

4.1. Salaries and payroll charges

In the 3Q10 occurred an increase of R$6.5 million or 1.8% in salaries and payroll charges, going from R$354.6 million to R$348.1 million as a result of the following factors:

•         Adjustment of actuarial calculation referring to the migration of approximately three thousand employees from the Defined Benefit Plan to Sabesprev-Mais Plan in September, 2010 in the amount of R$12.4 million.

•         Adjustment in the provision of Profit Sharing – PLR in the amount of R$15.8 million, as a consequence of the reversal of the amounts accrued in 2009; and

•         Reduction in salaries and payroll charges in the amount of R$4.3 million, resulting from layoffs occurred in function of the Term of Adjustment of Conduct (“TAC”) + 2% of the headcount, even considering the 5.05% adjustment since May, 2010.

This reduction was partially offset by the following factors:

•         Company’s matching referring to the deficit of the employees that migrated to the Sabesprev-Mais Plan in the amount of R$17.1 million and

•         Adjustment to the provision in the amount of R$10.0 million, for payment of severance packages of employees that required retirement in the 3Q10.

4.2. General Supplies

In the 3Q10 there was a decrease of R$3.2 million, or 8.1%, when compared to the same period previous year,

Page: 72

from R$39.5 million to R$36.3 million. The main factors that caused this variance were of lower expenses with maintenance materials in the adductor systems, water and sewage treatment stations and elevation stations in the Metropolitan Region of Sao Paulo – RMSP, in the amount of R$2.4 million

4.3. Treatment Materials

The expenditures in 3Q10 were lower than 3Q09 by R$1.8 million, or 5.4%, going from R$33.4 million to R$31.6 million. This variance is related to the following factors:

•         Decrease of R$3.2 million in function of lower consumption of aluminum poly-chloride by approximately 41% and replacement of aluminum sulfide. Despite the consumption of aluminum sulfide has grown approximately 30%, the average cost of the product dropped 25%, which contributed significantly in the reduction of the expenditures for the period; and

•         Increase of R$1.5 million in the consumption of some products such as: i) soda, in function of price adjustment, climate and reservoir conditions; ii) poly-electrolytes, in function of the entrance into operation of the centrifuges of the Barueri system.

4.4. Services

In the 3Q10, this item presented a decrease of R$15.1 million, or 6.4%, from R$236.3 million to R$221.2 million. The main factors that contributed to this variance were:

•         Agreement with Sao Paulo City Hall:

✓  Decrease of R$9.4 million in the provision made in the 3Q09, referring to the actions in place; and

✓  Decrease of R$7.6 million, as a consequence of lower realization in the implementation of the Water Rational Use Program – PURA, in municipal schools, non recurring.

•         Reduction in the amount of R$6.7 million in expenses from January to September, 2010 as expected for the second year of the contract of Public Private Partnership – “PPP”) of the Alto Tiete Producing System;

•         Reduction, in the amount of R$5.0 million, related to the purchase of treated water, in function of the termination, in March, 2010, of the contract with Aguas de Cajamar S/A; and

•         Decrease with preventive and corrective maintenance in the water and sewage treatment systems in the amount of R$2.3 million, resulting from the implementation of structural works performed at Parque da Integração in the 3Q09.

The following services presented increase:

•         Pavmenting ,and paving repair services worth R$ 10,3 million, in order to fulfil commitments with municipal prefects of the Regional Systems Directorate

•         Maintenance of networks and water and sewage connections in the amount of R$3.7 million resulting from:

✓  Increase in demand and contractual amounts based on the Global Sourcing in the municipalities of the Regional Systems and optimization of the sanitation sewage systems of Santos Lowlands; and

Page: 73

✓  Enhancement of the actions to meet the demands of the Corrego Limpo Program with Sao Paulo City Hall – PMSP and increase in the realization of maintenance services in the RMSP.

•         Expenses with mud transportation in the amount of R$1.2 million.

4.5  Electric Energy

In the 3Q10, this item presented increase of R$10.9 million or 9.0%, from R$121.4 million to R$132.3 million.

This result is associated to the following factors:

•         Tariff adjustment with impact to the average price of 2.5% in the tariff of the captive market, which represents 82% of the installed capacity with electric energy, influencing in the weighted average tariff increase between the captive market and the free market around 3.3%; and

•         Increase in cost between the markets with weighted average of 8.0%.

	Participation(%)	Cost Variance (%)	Weighted Average (%)
Free Market	18.0	10.8	1.9
Captive Market	82.0	7.4	6.1
Weighted Average			8.0

4.6. General Expenses

In the 3Q10 there was an increase of R$20.3 million or 13.9%, from R$145.8 million to R$166.1 million. The factor that has contributed the most to this increase was the provision in the amount of R$80 million provided in the contract with the Municipality of Sao Paulo, which payment shall occur in November, 2010. This amount corresponds to 7.5% of the Capital’s gross revenues, after deducting the contributions to the Cofins and Pasep. This first payment was calculated as from the data of execution of the contract, occurred in June 23, 2010, therefore, in addition to the revenue of the quarter, the calculation basis considers, in a proportional way, some days of the month of June. This increase was partially offset in function of the lower need to accrue for judicial contingencies in comparison to 2009, in the amount of R$66.2 million.

4.7. Depreciation and Amortization

This item presented a decrease of R$17.0 million or 10.5%, from R$161.5 million to R$144.5 million. This variation was due to the increase in the estimate of useful life of the assets from December, 2009.

4.8. Credit Write-offs

In the 3Q10, the write-off of credit increased by R$17.1 million or 23.9%, varying from R$71.5 million to R$88.6 million. Such variance was partially made up by the need to complement the provision on invoicing private customers and municipal public entities.

The increase was offset by higher recovery of credits through agreements of payment in installments, with highlight to agreements executed with the Municipality of Taubate and the Municipality of Ferraz de Vanconcelos.

Page: 74

5. Other operating income and expenses

5.1. Other operating income

This item presented a decrease of R$3.4 million or 39.7% mainly due to the write-off of unfeasible projects and work in progress, in the amount of R$2.6 million.

6. Financial Income and Expenses

R$ million

	3Q09	3Q10	Variation	%
Financial expenses
Interest and charges on domestic loans and financing	98.7	124.1	25.4	25.7
Interest and charges on foreign loans and financing	15.0	11.7	(3.3)	(22.0)
Interest on court-ordered indemnities, net of provisions	173.9	(66.9)	(240.8)	(138.5)
Other financial expenses	7.6	7.4	(0.2)	(2.6)
Total financial expenses	295.2	76.3	(218.9)	(74.2)
Financial income	29.0	60.7	31.7	109.3
Financial expenses, net of income	266.2	15.6	(250.6)	(94.1)

6.1. Financial expenses

In the 3Q10 there was an increase of R$218.9 million, or 74.2%, described as follows:

•         Reduction in the amount of financial expenses related to judicial proceedings in the amount of R$240.8 million.

•         The interests on internal loans and financings presented an increase of R$25.4 million, due to new funding such as: (i) the 10th issuance of debentures occurred in November, 2009, (ii) 11th issuance of debentures occurred in March, 2010, (iii) 12th issuance of debentures occurred in June, 2010, (iv) 5th issuance of promissory notes occurred in August, 2010 and (v) to the disbursements with loan agreements already executed.

6.2. Financial income

The financial income presented an increase of R$31.7 million, resulting from higher volume of financial investments.

Page: 75

7. Income and expenses with monetary variation

R$ million

	3Q09	3Q10	Variation	%
Monetary variation on loans and financing	(1.9)	15.4	17.3	(910.5)
Exchange variation on loans and financing	(104.7)	(60.5)	44.2	(42.2)
Other monetary variations	9.2	27.9	18.7	203.3
Positive monetary variations	(97.4)	(17.2)	80.2	(82.3)
Negative monetary variations	11.8	20.1	8.3	70.3
Net monetary variations	(109.2)	(37.3)	71.9	(65.8)

7.1. Expenses with monetary variation

The effect of foreign exchange income in the 3Q10 was R$80.2 million higher than the same period of last year. This variance is due to:

•         The foreign exchange on external loans and financings generated a negative impact in the amount of R$44.2 million resulting from the 6.0% appreciation of the North-American dollar in the 3Q10 versus a 8.9% depreciation in the 3Q09.

•         Other monetary variances on indemnification of judicial law suits with increase of R$18.7 million; and

•         Monetary variation on internal loans and financings with increase of R$17.3 million, mainly due to the increase of R$15.4 million caused by the positive variation of the IGPM in 2.08% in the 3Q10 against a negative variation of 0.37% in the same period last year; and increase of R$1.9 million due to the higher variation of the TR in the 3Q10 of 0.28% in comparison to the same period of last year of 0.12%.

7.2. Income from monetary variance

The monetary variation income presented an increase of R$8.3 million, mainly in function of agreements of installment payments executed with the Municipalities of Taubate and Ferraz de Vanconcelos.

8. Operating Indicators

Operational Indicators	3Q09	3Q10	Variation %
Water connections (1)	7,086	7,253	2.4
Sewage connections (1)	5,478	5,668	3.5
Population directly served by water supply (2)	23.3	23.6	1.3
Population served by sewage collection (2)	19.5	19.9	2.1
Number of employees	16,101	15,165	(5.8)
Water volume produced	2,124.0	2,205.9	3.9
Water loss (%)	26.5	26.0	(1.9)

(1) In 1,000 units.

(2) In millions of inhabitants.

 (*) unaudited information

Page: 76

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the Company’s performance.

Page: 77

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	02
2 - ORDER No.	8
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2005/033
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,334.50
14 - AMOUNT ISSUED (Million Reais)	467,075
15 - NO. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	06/01/2011

Page: 78

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	03
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/029
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	DI + 2.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,058.65
14 - AMOUNT ISSUED (Million Reais)	105,865
15 - NO. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/15/2010

Page: 79

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	04
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/030
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2015
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IPCA + 12.87%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,221.38
14 - AMOUNT ISSUED (Million Reais)	146,565
15 - NO. OF SECURITIES ISSUED (UNIT)	120,000
16 - OUTSTANDING SECURITIES (UNIT)	120,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/15/2010

Page: 80

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	05
2 - ORDER No.	10
3 - REGISTRATION Nº. AT CVM	PRIVATE ISSUANCE
4 - REGISTRATION DATE AT CVM
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	11/15/2009
9 - MATURITY DATE	11/15/2020
10 - TYPE OF DEBENTURE	REAL
11 - EFFECTIVE YIELD CONDITION	TJLP + 1.92%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	2,780,061.17
14 - AMOUNT ISSUED (Million Reais)	77,841
15 - NO. OF SECURITIES ISSUED (UNIT)	28
16 - OUTSTANDING SECURITIES (UNIT)	28
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	11/15/2010

Page: 81

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	06
2 - ORDER No.	10
3 - REGISTRATION Nº. AT CVM	PRIVATE ISSUANCE
4 - REGISTRATION DATE AT CVM
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	11/15/2009
9 - MATURITY DATE	12/15/2020
10 - TYPE OF DEBENTURE	REAL
11 - EFFECTIVE YIELD CONDITION	IPCA + 9.53%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	2,910,676.91
14 - AMOUNT ISSUED (Million Reais)	87,320
15 - NO. OF SECURITIES ISSUED (UNIT)	30
16 - OUTSTANDING SECURITIES (UNIT)	30
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	11/15/2010

Page: 82

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	07
2 - ORDER No.	10
3 - REGISTRATION Nº. AT CVM	PRIVATE ISSUANCE
4 - REGISTRATION DATE AT CVM
5 - SERIES ISSUED	3
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	11/15/2009
9 - MATURITY DATE	11/15/2020
10 - TYPE OF DEBENTURE	REAL
11 - EFFECTIVE YIELD CONDITION	TJLP + 1.92%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	2,780,061.17
14 - AMOUNT ISSUED (Million Reais)	116,762
15 - NO. OF SECURITIES ISSUED (UNIT)	42
16 - OUTSTANDING SECURITIES (UNIT)	42
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	11/15/2010

Page: 83

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	08
2 - ORDER No.	11
3 - REGISTRATION Nº. AT CVM	CVM/SER/DEB/2010/015
4 - REGISTRATION DATE AT CVM	04/21/2010
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	03/01/2010
9 - MATURITY DATE	03/01/2015
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	DI+1.95%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,009.58
14 - AMOUNT ISSUED (Million Reais)	817,759
15 - NO. OF SECURITIES ISSUED (UNIT)	810,000
16 - OUTSTANDING SECURITIES (UNIT)	810,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	03/01/2011

Page: 84

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	09
2 - ORDER No.	11
3 - REGISTRATION Nº. AT CVM	CVM/SER/DEB/2010/016
4 - REGISTRATION DATE AT CVM	04/21/2010
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	03/01/2010
9 - MATURITY DATE	03/01/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	DI+1.40%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,009.15
14 - AMOUNT ISSUED (Million Reais)	408,705
15 - NO. OF SECURITIES ISSUED (UNIT)	405,000
16 - OUTSTANDING SECURITIES (UNIT)	405,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	03/01/2011

Page: 85

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	10
2 - ORDER No.	12
3 - REGISTRATION Nº. AT CVM	NO REGISTRATION (CVM Instr. 476/09)
4 - REGISTRATION DATE AT CVM	06/23/2010
5 - SERIES ISSUED	UN
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	06/22/2010
9 - MATURITY DATE	06/01/2025
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	TR+9.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,007.90
14 - AMOUNT ISSUED (Million Reais)	503,950
15 - NO. OF SECURITIES ISSUED (UNIT)	500,000
16 - OUTSTANDING SECURITIES (UNIT)	500,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/01/2010

Page: 86

20.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

1.   CHANGE IN THE INTEREST HELD BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at September 30, 2010
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,085	50.3%	114,508,085	50.3%
Management
Board of Directors	5,210	0	5,210	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,295	50.3%	114,513,295	50.3%

Outstanding Shares	113,323,328	49.7%	113,323,328	49.7%

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at September 30, 2009
Shareholder	Number de Common Shares (In units)%		Number Total de Ações (In units)%
Controlling Shareholder
State Finance Department	114,508,085	50.3%	114,508,085	50.3%
Management
Board of Directors	5,2010	0	5,210	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,295	50.3%	114,513,295	50.3%

Outstanding Shares	113,323,328	49.7%	113,323,328	49.7%

Page: 87

2.   SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH CATEGORY AND CLASS OF SHARES OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at September 30, 2010 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,085	50.3	114,508,085	50.3

3.      ARBITRATION COMMITMENT CLAUSE

The Company, its shareholders, Managers and member of the fiscal council undertake to resolve, by arbitration, any and all dispute or controversy that may arise between them, related to or arising from, specially, the application, effectiveness, interpretation, violation and its effects, of the provisions included in Law 6404/76, in its by-laws, in the norms issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission, as well as in other norms applicable to the operation of the capital markets in general, in addition to those contained in the Listing Regulation of the New Market, the Contract of Participation in the New Market and the Arbitration Regulation of the Arbitration Chamber of the Market, to be conducted with the Arbitration Chamber of the Market organized by BM&BOVESPA in accordance with the Regulation of such Chamber, observed the exception applicable to the unavailable rights.

Page: 88

20.01 - REPORT ON THE LIMITED REVIEW - UNQUALIFIED

Report of the independent auditors’ review

To the Board of Directors and Stockholders

Companhia de Saneamento Básico do
Estado de São Paulo - SABESP

1             We have reviewed the accounting information included in the Quarterly Information (ITR) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”) and subsidiaries (parent company and consolidated), for the quarter ended September 30, 2010, comprising the balance sheets and the statements of income, of changes in stockholders’ equity, of cash flows and of value added, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

2             Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3             Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of the Quarterly Information, consistent with the standards issued by the Brazilian Securities Commission (CVM).

4             As mentioned in Note 2, the CVM has approved several Pronouncements, Interpretations and Technical Guidance issued by the Brazilian Accounting Pronouncements Committee (CPC) to be effective as from 2010, which altered the accounting practices adopted in Brazil. As permitted by CVM Resolution No. 603/09, the Company’s management has opted to present its Quarterly Information by using the accounting standards adopted in Brazil until December 31, 2009. As required by said Resolution, Note 2 to the Quarterly Information discloses this fact and also provides a description of the main changes that may have an impact on the Company's year-end financial statements, as well as an estimate of their possible effects on stockholders' equity and results of operations.

5             As mentioned in Note 5, the Company and the Government of the State of São Paulo entered into an agreement to settle the so-called “uncontroversial amount”, referring to the reimbursement of payments related to retirement and pension plans paid by the Company, in the name and on account of the Government of the

Page: 89

State of São Paulo. The recovery of this asset may be influenced by: (a) the resolution of legal uncertainties caused by public action and legislative authorization related to the transfer of reservoirs to the Company, amounting to R$ 696,283 thousand and (b) the financial collection of other amounts, amounting R$ 197,688 thousand.

São Paulo, November 12, 2010

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Valdir Renato Coscodai

Contador CRC 1SP165875/O-6

Page: 90

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	REGISTERED OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company’s mailing address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	PAID-IN CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEETS - ASSETS	4
02	02	BALANCE SHEETS - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	04 -STATEMENT OF CASH FLOWS	10
05	01	05 -STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 07/01/2010 to 09/30/2010	12
05	02	05 -STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 09/30/2010	13
08	01	CONSOLIDATED BALANCE SHEETS - ASSETS	14
08	02	CONSOLIDATED BALANCE SHEETS - LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	10.01 -CONSOLIDATED STATEMENT OF CASH FLOWS	20
11	01	11 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 07/01/2010 to 09/30/2010	22
11	02	11 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 09/30/2010	23
06	01	EXPLANATORY NOTES	24
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	71
12	01	COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER	78
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	79
20	01	OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT	88
21	01	REPORT ON THE LIMITED REVIEW	91

Page: 91

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 11, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.